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Alliance Atlantis Reports
Third Quarter Results

Highlights:

•
Revenue $214 million — compared to $213 million in prior year's quarter

•
EBITDA* $37 million — up 79% compared to prior year's quarter

•
Net earnings $18.9 million — compared to Net loss of $10.8 million in prior year's quarter

•
Net debt $444 million — compared to $585 million in the prior year's quarter

•
Interest expense decreases 26% compared to prior year's quarter

•
Q2 2004 financial statements revised — Net earnings decreased by $7.2 million in prior quarter

•
Total advertising revenue up 27% compared to prior year's quarter — up 28% Year-to-date

•
CSI: NY, premiered on CBS and CTV on September 22

•
CSI: Crime Scene Investigation, CSI: Miami and CSI: NY — currently #1, # 4 and #8 shows respectively, on US network television (Persons 2+)

•
Fine Living specialty channel launched September 2004 across Canada via free preview

•
Fahrenheit 9/11 generates over $19 million dollars at the Canadian box office

        TORONTO, CANADA — November 15, 2004 — Alliance Atlantis Communications Inc. today announced financial and operating results for its third quarter period, which ended on September 30, 2004.

        "We are pleased to report that the Company's Broadcast, Motion Picture Distribution and Entertainment interests, including the highly successful CSI franchise, are operating at record levels. As well, results this quarter continue to demonstrate the benefits of exiting the capital intensive and low margin aspect of our past production activities and reducing our debt, which has resulted in a corresponding decrease in our interest expense,"said Michael MacMillan, Chairman and Chief Executive Officer. "I'm pleased that our streamlined operating structure and sharper business focus has allowed Alliance Atlantis to deliver solid earnings from operations this quarter," he added.

        "The Company recorded continued robust advertising growth in both our analog and digital broadcast channels, a particular sign of strength in the context of the summer Olympics," noted Mr. MacMillan. "Motion Picture Distribution is delivering substantially ahead of last year for the nine-month year-to-date period" he added. "At the same time, our Entertainment operations recorded strong improvements in EBITDA in the quarter."

Refinancing update

        As more fully described in a press release dated October 19, 2004, Alliance Atlantis announced plans to refinance its debt capital structure, and obtained an underwritten financing commitment for new credit facilities from Merrill Lynch & Co., Royal Bank of Canada and Toronto Dominion Bank (as the joint lead arrangers and joint book runners). On closing and subsequent funding, which is currently scheduled for December 2004 and is subject to a number of standard closing and funding conditions, the proceeds from the facilities will be used to redeem US$300 million of its outstanding 13% Senior Subordinated Notes due 2009 and to refinance any outstanding balance on the Company's existing C$300 million revolving credit facility. When completed, it is expected that the annual interest savings from this comprehensive refinancing initiative will be substantial.

Revision to Third quarter's results

        "During our review of the current quarter results, management noted that certain costs related to CSI: Crime Scene Investigation had been under-accrued. As such, the Company has reduced the second quarter's Entertainment EBITDA by $11.9 million to $4.1 million and consolidated after-tax earnings (before discontinued operations) by $7.2 million to $7.0 million. We regret the error and have taken the necessary steps to ensure this accrual problem with CSI does not recur," stated Judson Martin, the Company's Senior Executive Vice President and Chief Financial Officer. "Despite this unfortunate oversight, the value of the CSI franchise to Alliance Atlantis, arising from its substantial free cash flow generating capacity, continues to grow."

        Additionally, the effect of this under-accrual has reduced Entertainment EBITDA by $8.3 million in the current quarter and is expected to further reduce Entertainment EBITDA by $5.0 million in the fourth quarter of 2004.

        "Despite absorbing the impact of this under-accrual and, as previously disclosed, after adjusting for approximately $10 million of expenses included in EBITDA related to the extensive Entertainment review and restructuring completed in December 2003, management expects the Company's 2004 EBITDA to be in line with management's previous guidance of $193 million. We expect our Broadcasting and Motion Picture Distribution operations will be stronger than we originally expected and Entertainment, due primarily to the effect of the under accrual, will be weaker than originally expected.

        As well, our 2004 guidance for total free cash flow and year end debt target, remains unchanged at this time," added Mr. Martin. "We will update our 2005 and 2006 guidance upon completion of our detailed annual planning process that is underway. Currently, we do not expect material negative changes to that guidance."

Alliance Atlantis Communications Inc. — Third Quarter C2004 Report                                                           Page 2

Three months ended September 30, 2004 compared to three months ended September 30, 2003

        Consolidated revenue for the period was $214.4 million compared to $212.7 million in the same period last year. Broadcasting contributed $54.6 million — up 12%; Motion Picture Distribution generated $114.2 million, representing a decrease of 6%; and Entertainment's revenue contribution increased by $2.8 million to $45.5 million.

        The CSI franchise accounted for 96% of Entertainment's third quarter revenue and 91% of Entertainment's third quarter gross profit.

        Consolidated EBITDA* for the three months ended September 30, 2004, was $36.8 million compared to $20.6 million in the prior year's period. Broadcasting contributed $11.8 million, representing a 17% increase; Motion Picture Distribution contributed $16.9 million representing a 10% decrease; and Entertainment's EBITDA contribution was $17.0 million compared to $8.1 million in the prior year's quarter — up a very strong 110%.

        Operating earnings* (which exclude income taxes, discontinued operations — net of tax, investment gains and losses, foreign exchange gains and losses) were $8.5 million for the three months ended September 30, 2004 — compared to an operating loss of $9.8 million in the prior year's period. Net operating earnings* were $10.0 million in the quarter, representing the previously described operating earnings (net of $1.5 million of tax recovery), compared to net operating losses of $8.9 million recorded in the same period last year (net of $0.9 million of tax recovery). On a diluted per share basis, net operating earnings (loss) were $0.23 compared to ($0.21) in the prior year's period.

        Net earnings before discontinued operations for the three months ended September 30, 2004, were $18.9 million — compared to a $10.2 million net loss before discontinued operations in the same period last year. Diluted earnings per share before discontinued operations were $0.43 based on a weighted average 43.6 million shares outstanding compared to diluted loss per share before discontinued operations of $0.24 based on a weighted average 42.8 million shares outstanding in the prior year's period.

        Net earnings for the three months ended September 30, 2004, were $18.9 million — compared to a $10.8 million net loss in the same period last year. Diluted earnings per share were $0.43 based on a weighted average 43.6 million shares outstanding compared to diluted loss per share of $0.25 based on a weighted average 42.8 million shares outstanding in the prior year's period.

Alliance Atlantis Communications Inc. — Third Quarter C2004 Report                                                           Page 3

Nine months ended September 30, 2004 compared to nine months ended September 30, 2003

        Consolidated revenue for the nine-month period was $693.6 million compared to $598.2 million for the same period last year. Broadcasting contributed $173.3 million — up 15%; Motion Picture Distribution generated $364.9 million representing a very strong 37% increase; and Entertainment's revenue contribution decreased to $154.7 million from $181.5 million due to reduced production volumes in line with the Company's exit from its historical production business.

        The CSI franchise accounted for 72% of Entertainment's year-to-date revenue and 72% of Entertainment's year-to-date gross profit.

        Consolidated EBITDA* for the nine months ended September 30, 2004, was $108.7 million compared to $52.9 million in the prior year's period — up a very strong 106%. Broadcasting contributed $50.4 million, representing a 22% increase; Motion Picture Distribution contributed $52.8 million representing a 45% increase; and, Entertainment's EBITDA contribution was $28.0 million compared to $4.6 million in the prior year's period.

        Operating earnings* (which exclude income taxes, discontinued operations- net of tax, investment gains and losses, foreign exchange gains and losses) were $20.2 million for the nine months ended September 30, 2004 — compared to an operating loss $49.9 million in the prior year's period. Net operating earnings* were $19.7 million in the first nine months, representing the previously described operating earnings (net of $0.5 million of taxes), compared to a $51.9 million net operating loss recorded in the same period last year (net of $1.9 million of taxes). On a diluted per share basis, net operating earnings (loss) were $0.45 compared to ($1.22) in the prior year's period.

        Net earnings before discontinued operations for the nine months ended September 30, 2004, were $24.7 million — compared to a net loss of $29.2 million before discontinued operations in the same period last year. Diluted earnings per share before discontinued operations were $0.57 based on a weighted average 43.5 million shares outstanding compared to diluted per share loss before discontinued operations of $0.68 based on a weighted average 42.7 million shares outstanding in the prior year's period.

        Net earnings for the nine months ended September 30, 2004, were $20.1 million — compared to a $30.4 million net loss in the same period last year. Diluted earnings per share were $0.46 based on a weighted average 43.5 million shares outstanding compared to diluted per share loss of $0.71 based on a weighted average 42.7 million shares outstanding in the prior year's period.

Operating Highlights

        "Alliance Atlantis continued to generate solid operating results during the third quarter as we remained sharply focused on the long term growth and profitability of our core broadcast business," said Mr. MacMillan.

Alliance Atlantis Communications Inc. — Third Quarter C2004 Report                                                           Page 4

Broadcasting

        For the third quarter, both advertising and subscriber revenues were up over the prior year's period. Total advertising sales were up 27% from the prior year's quarter, with both analog and digital channels demonstrating consistent and sustained growth over the past several quarters. Subscriber revenues were up 5% from the prior year's quarter. These growth trends reflect the continued strong appetite for the Company's well-branded channels and the appeal of its high quality programming.

        For the year-to-date period, total advertising sales increased 28% compared to the same period last year and subscriber revenue was up 7%. Alliance Atlantis continues to outpace the industry with respect to advertising sales growth.

        During the third quarter, Alliance Atlantis launched the newest of its 13 English language specialty channels, Fine Living, across Canada via a free-preview period on all major distributors including Rogers, Star Choice, Shaw and ExpressVu. Fine Living has attracted solid interest from both advertisers and viewers with its appealing and ad-friendly format.

        Alliance Atlantis digital channels are industry segment leaders. Three digital channels Showcase Action, BBC Canada and Showcase Diva, rank #1, #2 and #3 respectively and a fourth digital channel (Independent Film Channel) is in the top 10. (Nielsen Media Research Persons A25-54, August 30 — October 3, 2004, Mo-Su 6:00am to 6:00am)

Motion Picture Distribution**

        The Partnership delivered robust results again this quarter, despite the absence of a DVD release from the Lord of the Rings franchise in the quarter. This quarter's strong performance is attributable to an impressive theatrical release slate in Canada, increased DVD revenue in the U.K., as well as this being the first quarter to include the full benefits from the acquisition of Aurum Producciones S.A., Spain's largest independent film distributor.

        As expected, revenue for the Partnership was down compared to the prior year's pro forma period, largely due to the timing of the DVD releases of the second and third instalments of the Lord of the Rings franchise.

        In Canada, in addition to the strong theatrical release of Fahrenheit 9/11, Hero, the Academy Award®-nominated film starring Jet Li, and Resident Evil 2 — Apocalypse also had strong box office results. Strong Canadian DVD releases in the quarter included the Academy Award®-winning Les Invasions Barbares (Barbarian Invasions), The Butterfly Effect — starring Ashton Kutcher, and Quentin Tarantino's highly anticipated sequel Kill Bill: Volume 2.

        In the UK, Momentum Pictures benefited from a strong slate of DVD releases. These included Football Factory, CSI: Miami, Season 1 and CSI: Crime Scene Investigation Season 3, Disk 2.

Alliance Atlantis Communications Inc. — Third Quarter C2004 Report                                                           Page 5

        In Spain, Aurum generated solid revenue in the quarter due in part to the theatrical release of Mindhunters — starring Eion Bailey and Val Kilmer and ongoing DVD revenues from The Lord of the Rings: The Return of the King. Subsequent to the third quarter, and as planned at the time of the acquisition, Aurum entered into a new video distribution agreement in Spain on more favourable terms than the prior agreement.

Entertainment

        The CSI franchise continues to deliver outstanding results for Alliance Atlantis. CSI: Crime Scene Investigation, CSI: Miami and CSI: NY each premiered the 2004/2005 broadcast year with dominant ratings, and they are currently rated the #1, #4 and #8 shows on US television. (National Nielsen Ratings: Primetime Season to Date Rank-Regular Programs for Demographic PER2+ for 09/20/04 - 11/07/04).

        In the current quarter, five episodes of the CSI franchise were delivered compared to four episodes in last years' quarter. The Company expects that an additional 27 episodes will be delivered in the fourth quarter of the current year compared to 17 episodes in last year's fourth quarter.

        During September 2004, and as part of the US second window cable license agreement announced on April 10, 2001, CSI: Crime Scene Investigation commenced its Monday to Friday strip telecast on Spike TV. Also in September 2004, CSI: Crime Scene Investigation commenced its US weekend syndication window. The series is currently the highest rated drama in US weekend syndication and is currently performing much stronger than its closest one-hour drama competitor.

        In October 2004, CSI: Miami began a once-per-week airing on A&E Television Network as part of the series' US second window cable agreement announced on April 17, 2003. It is expected that CSI: Miami will commence its US weekday syndication telecast on A&E Television Network in fall 2006 as contracted.

About Alliance Atlantis Communications

        Alliance Atlantis Communications Inc. is a leading specialty broadcaster. The Company also co-produces and distributes a limited number of television programs in Canada and internationally, including the hit CSI franchise, and holds a 51% limited partnership interest in Motion Picture Distribution LP, Canada's leading motion picture distribution business. The Company's common shares are listed on the Toronto Stock Exchange — trading symbols AAC.A, AAC.B and on NASDAQ — trading symbol AACB. The Company's Web site is www.allianceatlantis.com.

*
In addition to the results reported in accordance with Canadian GAAP, the Company uses various non-GAAP financial measures, which are not recognized under Canadian or United States GAAP, as supplemental indicators of our operating performance and financial position. These non-GAAP financial measures are provided to enhance the user's understanding of our historical and current financial performance and our prospects for the future. Management believes that these measures provide useful information in that they exclude amounts that are not indicative of our core operating results and ongoing operations and provide a more consistent basis for comparison between years. The Company uses the following measures:

  Earnings (loss) before under noted (EBITDA) The Company uses EBITDA to measure operating performance. EBITDA, calculated using figures determined in accordance with Canadian GAAP, is defined as earnings (loss) before under noted, which are earnings before amortization, unusual items, interest, equity losses in affiliates, minority interest, investment gains and losses, foreign exchange gains and losses, income taxes and discontinued operations, net of tax.

Alliance Atlantis Communications Inc. — Third Quarter C2004 Report                                                           Page 6

  Operating earnings (losses) and net operating earnings (losses) Operating earnings (losses) has been defined as earnings (loss) from operations before under noted and discontinued operations, which are earnings before investment gains and losses, foreign exchange gains and losses, income taxes and discontinued operations, net of tax. Net operating earnings (losses) is defined as operating earnings (losses), net of an applicable portion of income tax.

**
Alliance Atlantis holds a 51% limited partnership interest in Motion Picture Distribution LP, a motion picture distributor in Canada, the U.K. and Spain.The balance of the LP is owned by Movie Distribution Income Fund (TSX: FLM.UN).

        This report and attachments contain forward-looking statements that involve a number of risks and uncertainties. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are market and general economic conditions and the risk factors detailed from time to time in the Company's periodic reports and registration statements filed with the Canadian securities regulatory authorities and the US Securities and Exchange Commission.

        This report contains the unaudited consolidated balance sheets, earnings statements and statements of cash flows for the three and nine months ended September 30, 2004. Alliance Atlantis' website (www.allianceatlantis.com) includes complete financial information, including notes to the financial statements and supplemental information.

Shareholder and Investor Information

Stock Exchange Listings: Toronto Stock Exchange — AAC.A, AAC.B NASDAQ — AACB	Investor Contacts: W. Judson Martin Senior Executive Vice President and Chief Financial Officer Tel: (416) 967-1174
Webcast of Call:
A live audio internet webcast of Alliance Atlantis Communications' quarterly earnings conference call with analysts took place on November 16, 2004 at 11:00 a.m. ET. The call is archived and available for replay at www.allianceatlantis.com/corporate/inv_relations/aa.asp.	Andrew Akman Vice President, Corporate Development and Investor Relations Tel: (416) 966-7701
Investor's Line: (416) 966-7272	E-mail Inquiries: investor@allianceatlantis.com
Internet website: www.allianceatlantis.com	Transfer Agent: Computershare Trust Company of Canada 100 University Avenue 11th Floor Toronto, Ontario M5J 2Y1

Alliance Atlantis Communications Inc. — Third Quarter C2004 Report                                                           Page 7

September 30, 2004

Consolidated Financial Statements and
Supplemental Information

For the Three Months and Nine Months Ended
September 30, 2004 and 2003

(Unaudited)

The interim Consolidated Financial Statements for the three month and nine month periods ended
September 30 have not been reviewed by an auditor.

Alliance Atlantis Communications Inc.
Management Report

The accompanying unaudited interim consolidated financial statements and supplemental information of Alliance Atlantis Communications Inc. are the responsibility of management and have been approved by the Board of Directors. The unaudited interim consolidated financial statements and supplemental information have been prepared by management in accordance with Canadian generally accepted accounting principles. The unaudited interim consolidated financial statements and supplemental information include some amounts and assumptions based on management's best estimates which have been derived with careful judgement.

In fulfilling its responsibilities, management of the Company has developed and maintains a system of internal accounting controls. These controls are designed to ensure that the financial records are reliable for preparing the financial statements. The Board of Directors of the Company carries out its responsibility for the financial statements through its Audit Committee. The Audit Committee reviews the Company's interim consolidated financial statements and recommends their approval by the Board of Directors.

November 15, 2004

W. JUDSON MARTIN	RITA A. MIDDLETON
Senior Executive Vice President and Chief Financial Officer	Senior Vice President, Finance - Corporate Group

Alliance Atlantis Communications Inc.
Consolidated Balance Sheets
(unaudited)
(in millions of Canadian dollars)

	September 30, 2004	December 31, 2003	September 30, 2003
			(revised)
Assets
Cash and cash equivalents	26.5	95.4	1.9
Accounts receivable	337.5	277.8	308.3
Loans receivable	—	0.2	7.0
Investment in film and television programs (note 2):
Broadcasting	197.2	180.2	183.3
Motion Picture Distribution	179.9	153.4	142.6
Entertainment	185.9	246.6	473.1
Development costs	1.9	3.2	32.7
Property and equipment	47.6	52.2	54.4
Assets related to discontinued operations (note 12)	—	9.3	20.6
Investments	19.1	17.8	22.5
Future income taxes	91.8	84.8	118.8
Other assets	28.7	33.5	36.9
Broadcast licences	109.3	109.3	109.3
Goodwill and other intangibles (note 3)	221.4	152.5	152.5

	1,446.8	1,416.2	1,663.9

Liabilities
Senior revolving credit facilities (note 4)	39.0	—	175.9
Accounts payable and accrued liabilities	518.2	521.5	546.6
Income taxes payable	27.0	30.9	20.3
Liabilities related to discontinued operations (note 12)	—	5.3	6.0
Deferred revenue	20.4	28.9	29.7
Term loans (note 5)	52.6	79.4	5.5
Senior subordinated notes (note 7)	378.5	389.0	405.0
Minority interest	64.3	42.2	22.7

	1,100.0	1,097.2	1,211.7

Shareholders' Equity
Share capital and other (note 8)	723.9	717.4	716.9
Deficit	(382.1)	(402.2)	(250.5)
Cumulative translation adjustments	5.0	3.8	(14.2)

	346.8	319.0	452.2

	1,446.8	1,416.2	1,663.9

Commitments and contingencies (note 18)

The accompanying notes form an integral part of these interim consolidated financial statements.

Alliance Atlantis Communications Inc.
Consolidated Statements of Earnings (Loss)
For the periods ended September 30, 2004 and September 30, 2003
(unaudited)
(in millions of Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
		(revised)		(revised) (Pro forma) (note 1)
Revenue
Broadcasting	54.6	48.9	173.3	150.7
Motion Picture Distribution	114.2	121.1	364.9	265.6
Entertainment	45.5	42.7	154.7	181.5
Other	0.1	—	0.7	0.4

	214.4	212.7	693.6	598.2
Direct operating expenses	139.7	151.3	479.6	438.1

Direct profit
Broadcasting	25.6	22.7	94.1	83.4
Motion Picture Distribution	24.2	25.2	72.1	53.6
Entertainment	24.8	13.5	47.1	22.7
Other	0.1	—	0.7	0.4

	74.7	61.4	214.0	160.1
Operating expenses
Selling, general and administrative	35.1	40.4	98.5	106.4
Stock based compensation (note 8)	2.8	0.4	6.8	0.8

	37.9	40.8	105.3	107.2
Earnings (loss) before undernoted and discontinued operations
Broadcasting	11.8	10.1	50.4	41.4
Motion Picture Distribution	16.9	18.8	52.8	36.5
Entertainment	17.0	8.1	28.0	4.6
Other	(8.9)	(16.4)	(22.5)	(29.6)

	36.8	20.6	108.7	52.9
Amortization, including development costs charges	4.6	7.4	16.5	29.4
Unusual items (note 14)	—	1.3	—	5.2
Interest (note 10)	15.6	21.1	46.3	65.3
Equity losses in affiliates	—	0.1	0.1	—
Minority interest	8.1	0.5	25.6	2.9

Earnings (loss) from operations before undernoted and discontinued operations	8.5	(9.8)	20.2	(49.9)
Investment (gains) losses, net (note 11)	—	—	(0.4)	12.1
Foreign exchange (gains) losses	(11.5)	2.0	(6.6)	(46.0)

Earnings (loss) before income taxes, and discontinued operations	20.0	(11.8)	27.2	(16.0)
Provision for (recovery of) income taxes	1.1	(1.6)	2.5	13.2

Net earnings (loss) before discontinued operations	18.9	(10.2)	24.7	(29.2)
Discontinued operations, net of income taxes (note 12)	—	(0.6)	(4.6)	(1.2)

Net earnings (loss) for the period	18.9	(10.8)	20.1	(30.4)

Earnings (Loss) per Common Share before discontinued operations (note 9)
Basic	$0.44	$(0.24)	$0.57	$(0.68)
Diluted	$0.43	$(0.24)	$0.57	$(0.68)

Earnings (Loss) per Common Share (note 9)
Basic	$0.44	$(0.25)	$0.47	$(0.71)
Diluted	$0.43	$(0.25)	$0.46	$(0.71)

The accompanying notes form an integral part of these interim consolidated financial statements.

Alliance Atlantis Communications Inc.
Consolidated Statements of Deficit
For the periods ended September 30, 2004 and September 30, 2003
(unaudited)
(in millions of Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
		(revised)		(revised) (Pro forma) (note 1)
Deficit — beginning of period as previously reported (note 15)	(393.8)	(172.5)	(402.2)	(186.6)
Adjustment for revision of prior years' and quarter's results (notes 15 and 16)	(7.2)	(67.2)	—	(33.5)

Deficit — beginning of period, restated	(401.0)	(239.7)	(402.2)	(220.1)
Net earnings (loss) for the period	18.9	(10.8)	20.1	(30.4)

Deficit — end of period	(382.1)	(250.5)	(382.1)	(250.5)

The accompanying notes form an integral part of these interim consolidated financial statements.

Alliance Atlantis Communications Inc.
Consolidated Statements of Cash Flows
For the periods ended September 30, 2004 and September 30, 2003
(unaudited)
(in millions of Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
		(revised)		(revised) (Pro forma) (note 1)
Cash and cash equivalents provided by (used in)
Operating activities
Net earnings (loss) for the period	18.9	(10.8)	20.1	(30.4)
Items not affecting cash
Amortization of film and television programs:
Broadcasting	24.6	22.6	68.9	56.5
Motion Picture Distribution	24.1	8.5	72.7	40.6
Entertainment	7.4	8.4	72.7	142.6
Development costs charges	—	3.3	4.4	16.4
Amortization of property and equipment	3.0	4.7	9.0	11.7
Amortization of other assets	3.0	3.5	7.0	7.8
Loss on sale of discontinued operations	—	—	0.7	—
Investment (gains) losses	—	—	(0.4)	12.1
Equity (income) losses in affiliates	—	0.1	0.1	—
Minority interest	8.1	0.5	25.6	2.9
Future income taxes	1.9	—	(5.8)	(0.7)
Unrealized net foreign exchange gains	(12.5)	(0.2)	(6.5)	(64.7)
Stock-based compensation	2.8	0.4	6.8	0.8
Investment in film and television programs:
Broadcasting	(27.1)	(19.3)	(85.9)	(79.2)
Motion Picture Distribution	(17.4)	(20.4)	(56.1)	(58.8)
Entertainment	(25.3)	(5.4)	(91.1)	(123.2)
Development cost expenditures	—	(3.1)	(3.1)	(9.3)
Net changes in other non-cash balances related to operations	48.0	10.1	(59.2)	41.8
Discontinued operations	(1.1)	(3.0)	1.4	(5.3)

	58.4	(0.1)	(18.7)	(38.4)

Investing activities
Loans receivable	—	0.2	0.2	0.9
Property and equipment	(2.6)	(2.0)	(4.0)	(3.5)
Long-term investments	—	—	(0.1)	(0.1)
Business acquisition (note 3)	—	—	(35.1)	—
Proceeds from sale of investments and subsidiaries	—	—	1.9	3.0
Discontinued operations	—	0.3	—	(0.6)

	(2.6)	(1.5)	(37.1)	(0.3)

Financing activities
Senior revolving credit facilities, net	(32.0)	0.5	14.0	49.2
Deferred financing costs	—	—	(1.0)	—
Repayment of credit facility (note 3)	—	—	(27.5)	—
Increase in (repayment of) term loans	1.2	(0.3)	(1.8)	(11.4)
Issue of Ordinary LP units	—	—	15.0	—
Distributions paid to minority interest	(6.0)	—	(16.6)	—
Issue of share capital	1.3	2.1	5.5	2.5
Discontinued operations	—	(0.5)	(0.7)	(1.4)

	(35.5)	1.8	(13.1)	38.9

Change in cash and cash equivalents	20.3	0.2	(68.9)	0.2
Cash and cash equivalents — beginning of period	6.2	1.7	95.4	1.7

Cash and cash equivalents– end of period	26.5	1.9	26.5	1.9

The accompanying notes form an integral part of these interim consolidated financial statements.

ALLIANCE ATLANTIS COMMUNICATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2004
(unaudited)

        Alliance Atlantis Communications Inc. (the "Company") is a vertically integrated broadcaster, creator and distributor of filmed entertainment content. As described in note 13, the Company's principal business activities are carried out through three operating segments: Broadcasting, Motion Picture Distribution and Entertainment.

1.     Significant Accounting Policies

Basis of presentation

        The accompanying unaudited interim consolidated financial statements have been prepared in accordance with the requirements of Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1751, "Interim Financial Statements." Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with Canadian generally accepted accounting principles ("GAAP") have been omitted or condensed. These unaudited interim consolidated financial statements and supplemental information should be read in conjunction with the Company's audited consolidated financial statements as at and for the nine months ended December 31, 2003, as set out in the December 2003 Annual Report.

        In the opinion of management, these statements include all adjustments (consisting of normal recurring accruals) considered necessary by management to present a fair statement of the results of operations, financial position and cash flows. The unaudited interim consolidated financial statements were prepared using the same accounting policies and methods as those used in the Company's consolidated financial statements for the nine months ended December 31, 2003, except as discussed in note 17.

Change to fiscal year end

        In December 2003, the Company changed its fiscal year end from March 31 to December 31. For comparison purposes, these financial statements include the unaudited results for the three months and nine months ended September 30, 2003. The pro forma results for the nine months ended September 30, 2003 were compiled by adding the three months ended March 31, 2003 to the six months ended September 30, 2003.

Revisions

        During the three months ended September 30, 2004, the Company identified certain revisions to its prior quarter's financial statements. The Company under accrued certain costs related to CSI: Crime Scene Investigation in the second quarter of this year. Accordingly, the previously reported results of operations and financial position for the Company have been changed for the three months ended June 30, 2004. (See note 16).

        During the nine months ended December 31, 2003 the Company identified certain revisions to its prior years' financial statements. These items were identified primarily as a result of an extensive review of Entertainment's distribution and participation liabilities, and the Company's consolidation process. The total amount of these charges has been recorded through restatements of previously reported amounts. Accordingly, the previously reported results of operations and financial position for the Company have been changed for the three months and nine months ended September 30, 2003. (See note 15).

Discontinued Operations

        The results of discontinued operations have been presented on a one-line basis, net of the provisions for income taxes, in the statements of earnings (loss). Amortization expense, interest, direct operating costs and income taxes have been allocated to discontinued operations. General corporate overheads have not been allocated to discontinued operations. (See note 12).

2.     Investment in Film and Television Programs

	Broadcasting	Motion Picture Distribution	Entertainment
September 2004
Theatrical Release
Released, net of accumulated amortization	—	149.2	21.9
Completed and not released	—	30.7	—
Non-Theatrical Film and Television Programs
Released, net of accumulated amortization	—		143.6
Acquired library, net of accumulated amortization	—		20.2
Programs in progress	—		0.2
Broadcasting rights, net of accumulated amortization	197.2		—

	197.2	179.9	185.9

	Broadcasting	Motion Picture Distribution	Entertainment
December 2003
Theatrical Release
Released, net of accumulated amortization	—	128.5	22.3
Completed and not released	—	24.9	—
Programs in progress	—	—	4.6
Non-Theatrical Film and Television Programs
Released, net of accumulated amortization	—	—	192.0
Acquired library, net of accumulated amortization	—	—	20.7
Programs in progress	—	—	7.0
Broadcasting rights, net of accumulated amortization	180.2	—	—

	180.2	153.4	246.6

	Broadcasting	Motion Picture Distribution	Entertainment
September 2003 (revised)
Theatrical Release
Released, net of accumulated amortization	—	126.2	59.4
Completed and not released	—	16.4	—
Programs in progress	—	—	4.2
Non-Theatrical Film and Television Programs
Released, net of accumulated amortization	—	—	349.4
Acquired library, net of accumulated amortization	—	—	27.9
Programs in progress	—	—	32.2
Broadcasting rights, net of accumulated amortization	183.3	—	—

	183.3	142.6	473.1

3.     Business Acquisitions

(a)    On May 12, 2004, a 51% owned subsidiary of the Company, Motion Picture Distribution LP ("Distribution LP"), acquired 100% of the issued and outstanding shares of Aurum Producciones, S.A. ("Aurum"), a Spanish based company that distributes motion pictures in all media (theatrical, video/DVD and television), for cash consideration of $55.1 including $1.7 in cash expenses.

        The purchase price was funded through increased borrowing under Distribution LP's senior credit facility, and issuance of Ordinary LP Units. Distribution LP entered into an amended and restated credit agreement with its senior lenders to increase the authorized borrowing under its senior credit facility from $100.0 to $125.0. The Movie Distribution Income Fund ("the Fund"), the minority interest unitholder of Distribution LP, completed a private placement of 1,436,000 units from treasury at a price of $10.45 per unit. The Fund applied the gross proceeds of the private placement to acquire 1,436,000 Ordinary LP Units of Distribution LP. In order to maintain its 51.0% interest in Distribution LP, the Company also acquired 1,494,612 Ordinary LP Units of Distribution LP at $10.45 per unit, such that Distribution LP realized combined gross proceeds of $30.6 from the offering of Ordinary LP Units. As part of the issuance of Fund units on May 12, 2004, the issuance costs of $1.0 were borne by Distribution LP.

        The acquisition was accounted for under the purchase method and the results of operations have been included in the consolidated statement of earnings from the date of acquisition. The transaction resulted in an allocation to goodwill and other intangible assets of $69.0. The preliminary purchase price has been allocated as follows:

Net assets acquired
Cash	20.5
Accounts receivable	25.2
Investment in film and television programs	43.1
Property and equipment	0.5
Goodwill	66.1
Film contracts	2.9
Future income taxes	1.2
Prepaid expenses and other assets	1.2

Total assets acquired	160.7
Less: liabilities assumed
Accounts payable and accrued liabilities	71.5
Deferred revenue	6.6
Revolving credit facility	27.5

Net assets acquired	55.1

        The preliminary purchase price allocation has been prepared based on all relevant information at the time of preparing these unaudited interim consolidated financial statements, including consideration of the findings of professional valuators. The purchase price allocation related to other intangible assets, except for film contracts will be finalized prior to year-end. Distribution LP continues to refine the purchase equation for the acquisition of Aurum with respect to the values assigned to identifiable assets and liabilities. The purchase price and purchase price allocation are not yet finalized as the company works towards resolution of certain post closing matters. The purchase price allocation amounts assigned to the assets and liabilities may be subject to adjustment pending completion of final valuations.

        During the three and nine months ended September 30, 2004, Aurum utilized future income tax assets of $0.6 and $1.2, which resulted in a reversal of the related valuation allowance, and a reduction in goodwill of $0.6 and $1.2 respectively.

(b)    In June 2004, the Company purchased the remaining 5% minority interest in IFC — The Independent Film Channel Canada for cash and other consideration of $0.6. The acquisition has been accounted for by the purchase method and has resulted in an increase to goodwill of $0.6. As a result of the transaction, IFC — The Independent Film Channel Canada is now wholly owned.

4.     Senior Revolving Credit Facilities

	September 30, 2004	December 31, 2003	September 30, 2003
Corporate senior revolving credit facility — authorized	300.0	300.0	425.0
Corporate senior revolving credit facility — drawn	34.0	—	175.9
Distribution LP revolving credit facility — authorized	25.0	25.0	—
Distribution LP revolving credit facility — drawn	—	—	—
Distribution LP revolving term credit facility — authorized	50.0	—	—
Distribution LP revolving term credit facility — drawn	5.0	—	—

(a)
Corporate senior revolving credit facility:

        The senior revolving credit facility provides up to $300.0 in available committed credit bearing interest at rates ranging from the Bankers' Acceptance rate and LIBOR plus 0.75% to plus 3.0%, and the Canadian prime rate and the US base rate plus up to 1.75%. The facility is due in full in January 2006.

        Substantially all of the assets of the Company and certain of its subsidiaries have been pledged as security for borrowing under the senior revolving credit facility.

        As at September 30, 2004, the Company had unused credit facilities aggregating $247.2, (December 31, 2003 — $232.7; September 30, 2003 — $177.4) including the outstanding letters of credit of $18.8 (December 31, 2003 — $67.3; September 30, 2003 — $69.8).

        The availability of the senior revolving credit facility is subject to the Company maintaining interest and consolidated indebtedness coverage ratios.

(b)
Distribution LP revolving credit facilities:

        On October 15, 2003, as part of the creation of the Movie Distribution Income Fund, Distribution LP negotiated a revolving credit facility which provided up to $25.0 in borrowings bearing interest at rates ranging from the Canadian prime rate and the US base rate plus 1.0% to 2.0% and the Banker's Acceptance rate and LIBOR plus 2.0% to 3.0%. The facility was a 364-day facility that could have been extended for a further 364 days upon request. If the facility was not extended it was deemed converted to a non-revolving credit facility and any outstanding advances would have been converted to a term loan maturing 365 days after the revolving credit facility maturity date of October 13, 2004. On September 13, 2004, the facility was extended for a further 364 days with a maturity date of October 11, 2005.

        In May 2004, Distribution LP amended and restated its credit agreement. The amended facility authorizes $25.0 additional credit and the term loan was modified resulting in $25.0 of the term loan balance being transferred to the new revolving term credit facility. The new facility bears interest at the same interest rates as the initial term loan and matures October 15, 2006. Distribution LP incurred banking fees of $1.0 as a result of the modification to the facilities, which are being deferred and amortized.

        Substantially all of the assets of Distribution LP and certain of its subsidiaries have been pledged as security for borrowings under the revolving credit facility, revolving term credit facility and term loan, discussed in note 5.

        As at September 30, 2004, Distribution LP had unused credit facilities aggregating $70.0 (December 31, 2003 — $25.0).

        The availability of the revolving credit facility is subject to Distribution LP's maintaining interest and consolidated indebtedness and net worth coverage ratios.

5.     Term Loans

	September 30, 2004	December 31, 2003	September 30, 2003
Non-revolving term facility bearing interest at rates ranging from the Canadian prime rate and the US base rate plus 1.0% to 2.0% and the Banker's Acceptance rate and LIBOR plus 2.0% to 3.0%, maturing October 15, 2006	50.0	75.0	—
Mortgages payable, collateralized by certain property, bearing interest at 7.13%, 9.99% and the commercial prime rates plus 3%, and repayable over terms extending to October 15, 2005	—	—	0.2
Industry and other term loans which are unsecured and have no fixed terms of repayment, bearing interest at various rates	1.0	3.8	4.6
Obligations under capital lease	1.6	0.6	0.7

	52.6	79.4	5.5

        In May 2004, the non-revolving term facility was modified resulting in $25.0 of the non-revolving term facility balance being transferred to the new revolving term credit facility.

        The non-revolving term facility is secured by security interests over substantially all of the assets of Distribution LP, a pledge by Distribution LP and MP Canada Holdings Inc., a wholly-owned subsidiary of Distribution LP, of the shares or other ownership interests of its subsidiaries, a guarantee by Movie Distribution Holding Trust (Holding Trust) supported by a pledge by the Holding Trust of its LP Units, a secured guarantee of Distribution LP's obligations from each of its direct and indirect subsidiaries (other than Alliance Atlantis Cinemas), and an assignment of Distribution LP's rights in the principal distribution output agreements.

        The availability of the non-revolving term facility is subject to Distribution LP's maintaining interest and consolidated indebtedness and net worth coverage ratios.

        Required principal repayments are as follows:

Current	1.0
2005	0.3
2006	50.3
2007	0.3
2008	0.4
Thereafter	0.3

52.6

6.     Review of Operations of Entertainment

        In December 2003, the Company conducted an extensive review of its Entertainment operations and concluded that it would significantly and permanently reduce the size and scope of its production business, eliminate certain functions and certain categories of production, reduce its staffing levels and close certain offices. The restructuring decision was made based on a continued weakened international demand for prime-time dramatic programming. Under the restructuring plan, Entertainment will no longer produce prime-time drama television series (with the exception of the CSI franchise), movies-of-the-week, miniseries or theatrical motion pictures. Entertainment will focus its operations upon the acquisition of distribution and other rights to content, rather than in-house production. The Company plans to fulfill existing contracted production obligations.

        The total cost of the Entertainment restructuring plan is $227.6. The following table summarizes the nature of the costs:

	Costs expensed during the nine months ended December 31, 2003	Costs expensed during the nine months ended September 30, 2004	Costs related to future periods	Total cost
Impairments:
Investment in film and television programs	158.9	—	—	158.9
Development costs	30.8	—	—	30.8
Investments	2.2	—	—	2.2
Loans receivable	6.4	—	—	6.4
Assets held for sale (note 12)	11.8	—	—	11.8
Employee costs:
Continuing operations	12.0	—	—	12.0
Discontinued operations	0.9	0.7	—	1.6
Lease and contract terminations	—	1.9	—	1.9
Other exit costs	0.7	1.3	—	2.0

Total restructuring costs	223.7	3.9	—	227.6

        Employee costs represent severance and professional fees related to the elimination of positions in Entertainment. Employee costs for discontinued operations represent severance and professional fees, which have been recorded in discontinued operations on the statement of earnings (loss). As at September 30, 2004, all employee costs have been paid.

        The restructuring is substantially completed and management does not expect to incur further costs related to the restructuring.

        The amounts expensed during the nine months ended September 30, 2004 in connection with the restructuring plan are classified in the statement of earnings (loss) as follows:

Operating expenses:
Other exit costs	1.3
Amortization, including development cost charges:
Lease and contract terminations	1.9
Discontinued operations, net of tax:
Employee costs	0.7

3.9

7.     Senior Subordinated Notes

        On November 15, 1999, the Company issued US$150.0 senior subordinated notes bearing interest at 13% per year and maturing on December 15, 2009. Interest is payable semi-annually on June 15 and December 15. The notes are redeemable at the option of the Company, in whole or in part, at any time on or after December 15, 2004 at specified redemption rates ranging from 106.5% of the principal amount at December 15, 2004 to 100% of the principal amount after December 15, 2007, plus accrued and unpaid interest. The Company may be required to redeem the notes at up to 101% of the principal plus accrued interest in the event of a change in control. The notes are subordinated to all indebtedness of the Company and all debt and liabilities of the Company's subsidiaries, including trade payables. The Company received proceeds of $210.9, net of $8.6 of expenses, which were recognized as deferred financing costs included in other assets.

        On June 13, 2000 and January 18, 2001, the Company issued an additional US$55.0 and US$95.0 in senior subordinated notes, respectively. The US$95.0 senior subordinated notes were issued at a 1% discount. The notes carry the same terms and conditions as the senior subordinated notes issued on November 15, 1999. The Company received total proceeds of $212.6 from these transactions net of $10.1 of expenses and discount, which were recognized as deferred financing costs included in other assets.

8.     Share Capital and Other

	September 30, 2004	December 31, 2003	September 30, 2003
			(revised)
Class A Voting Shares, 2,845,071 (December — 3,220,271)	39.8	45.0	45.0
Class B Non-Voting Shares, 40,316,914 (December — 39,617,218)	681.4	670.9	670.7
Contributed Surplus	2.7	1.5	1.2

	723.9	717.4	716.9

        The Class A Voting Shares and the Class B Non-Voting Shares have identical attributes except that the Class B Non-Voting Shares are non-voting and each of the Class A Voting Shares is convertible at any time at the holder's option into one fully paid and non-assessable Class B Non-Voting Share. The Class B Non-Voting Shares may be converted into Class A Voting Shares only in certain circumstances.

        During the nine months ended September 30, 2004, the following transactions occurred:

        377,700 Class A Voting shares with a paid in value of $5.2 were converted into 377,700 Class B Non-Voting Shares. In addition, 2,500 Class A Voting Shares and 321,996 Class B Non-Voting Shares were issued under the Company's employee stock option plans for cash of $5.3.

        The Company recorded contributed surplus of $0.7 as a result of compensation expense on the granting of stock options to its employees. The weighted average fair value of the stock options granted during the nine months ended September 30, 2004 was $9.42 per option. As the provisions of the Section have not been applied to stock options granted to employees prior to April 1, 2002, the resulting compensation expense may not be representative of future amounts since the estimated fair value of these employee stock options on the date of grant is measured over the vesting period and additional options may be granted in future years.

        In the nine months ended September 30, 2004, $0.2 was accrued under the Deferred Share Unit Plan, $0.2 under the Company's employee share purchase plan, and $5.9 was accrued under the Performance Share Appreciation Plan.

9.     Earnings per share

        The basic weighted average common shares outstanding for the three months ended September 30, 2004 were 43.1 (September 30, 2003 — 42.8).

        The basic weighted average common shares outstanding for the nine months ended September 30, 2004 were 43.0 (September 30, 2003 — 42.7).

        The diluted weighted average common shares outstanding for the three months ended September 30, 2004 were 43.6 (September 30, 2003 — 42.8).

        The diluted weighted average common shares outstanding for the nine months ended September 30, 2004 were 43.5 (September 30, 2003 — 42.7).

10.   Interest

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
Senior revolving credit facilities	0.8	3.3	2.4	8.4
Term loans	1.5	0.9	4.2	4.4
Senior subordinated notes	12.9	13.1	39.0	41.4
Interest (income) and other	(0.9)	0.3	(1.6)	5.2
Interest capitalized during the period	—	(2.1)	(1.5)	(5.8)
Amortization of interest previously capitalized	—	2.9	—	6.3

	14.3	18.4	42.5	59.9
Amortization of deferred financing costs	1.3	2.7	3.8	5.4

	15.6	21.1	46.3	65.3

        The weighted average interest rate for the nine months ended September 30, 2004 was 10.6% (2003 — 10.4%).

11.   Investment Losses (Gains), net

(a)
During the nine months ended September 30, 2004, the following transactions occurred:

        As part of the sale of the Company's investment in Galaxy Entertainment Inc. to the Cineplex Galaxy Limited Partnership, the Company received a right to receive an additional 679,498 Series 2-G Limited Partnership Units if the Cineplex Galaxy Limited Partnership achieves certain cash flow targets. During the nine months ended September 30, 2004, an investment gain of $1.2 was recognized as a result of marking this right to market.

        The Company recorded a loss of $0.6 as a result of a settlement with respect to warrants the Company held. The warrants were not exercised and the matter was settled resulting in a loss of $0.6.

        The Company also recorded losses of $0.2 as a result of impairment of certain property and equipment.

(b)
During the nine months ended September 30, 2003, the following transactions occurred:

        In March 2003, the Company sold one of its real estate properties for net cash proceeds of $1.8, resulting in a gain of $0.6.

        In March 2003, an option expired that had been issued to Point.360, a publicly traded company, to purchase the Company's post-production operations resulting in a gain of $1.0. Consideration received for the option was in the form of a warrant of Point.360, which was initially measured using the Black-Scholes Option-Pricing Model.

        During the nine months ended September 30, 2003, the Company concluded a review of the carrying value of certain of its investments carried at cost. Based on this review, impairment charges totaling $13.7 were recorded with respect to the investments.

12.   Discontinued Operations

        As part of the Entertainment restructuring plan described in note 6, a decision was made to sell the Company's post-production businesses. Accordingly, the results of operations and financial position for the post-production businesses (the "Discontinued Businesses") have been reported as discontinued operations for all periods presented. These amounts do not include the ongoing costs to operate the businesses until disposal.

        In December 2003, the Company recorded a write down of $11.8 to property and equipment and recorded an accrual of $0.9 for severance and professional fees. During the nine months ended September 30, 2004, the Company recorded a further $0.7 in severance and professional fees. As at September 30, 2004, all of these amounts were paid.

        During the nine months ended September 30, 2004, the Company sold its post-production businesses for total consideration of $3.3 resulting in a loss on sale of $1.3, which is included in discontinued operations, net of tax on the statement of earnings. $0.7 of the loss on sale relates to a write down of Goodwill.

        The following tables present selected financial information for the Discontinued Businesses:

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
Revenue	—	3.6	3.9	10.9
Direct profit	—	0.8	0.2	3.2
Loss on sale of post-production businesses	—	—	(1.3)	—
Loss before income taxes	—	(1.0)	(4.6)	(1.8)
Recovery of income taxes	—	(0.4)	—	(0.6)
Net loss from discontinued operations	—	(0.6)	(4.6)	(1.2)
Basic and diluted loss per common share	—	$(0.01)	$(0.11)	$(0.03)

	September 30, 2004	December 31, 2003	September 30, 2003
Accounts receivable	—	6.5	6.0
Property and equipment	—	2.8	12.9
Other assets	—	—	1.7

Total assets	—	9.3	20.6

Bank indebtedness	—	—	1.9
Accounts payable and accrued liabilities	—	4.5	3.0
Term loans	—	0.8	1.1

Total liabilities	—	5.3	6.0

        The balance sheets of the Discontinued Businesses have been reported as part of Entertainment in the segmented information presented in note 13.

13.   Segmented Information

        The Company's principal business activities are conducted through three reportable segments: Broadcasting, Motion Picture Distribution and Entertainment. Broadcasting consists of the Company's specialty television channels, which include lifestyle, drama and documentary programming. Motion Picture Distribution consists of the Company's 51% limited partnership interest in Distribution LP, a motion picture distributor in Canada, the U.K. and Spain with a minority interest held by unit holders of the Movie Distribution Income Fund. Entertainment has historically developed, produced, acquired and distributed primetime television drama, children's and documentary programming and in-house motion pictures. Under the restructuring plan described in note 6, Entertainment will no longer produce prime-time drama television series (with the exception of the CSI franchise), movies-of-the-week, miniseries or theatrical motion pictures. Entertainment will focus its operations upon the acquisition of distribution and other rights to content, rather than in-house production. Other activities primarily comprise corporate functions and historically the structured filmed entertainment financing business. While Entertainment comprises both production and distribution activities, the two components are aggregated into one reporting segment based on the similarities of their long-term financial performance, the type of customers, the methods used to distribute the product and the identical nature of the products.

        Management focuses on and measures the results of operations based on direct profit and earnings (loss) before undernoted as presented on the Company's consolidated statements of earnings (loss), provided by each business segment. Direct profit is defined as revenue less direct operating expenses, which include those expenses that are directly attributable to the cost of the product generating revenue. In the case of Entertainment and Motion Picture Distribution, these direct costs include the amortization and write off, if applicable, of investment in film and television programs and direct print and advertising spend incurred to earn revenue. In the case of Broadcasting, direct operating expenses include the amortization of the broadcast rights and the costs incurred to meet the Canadian content program expenditure requirements mandated by condition of licence by the CRTC. These include costs to create the on-air look and on-air promotion of programs. Earnings (loss) before undernoted is defined as direct profit less non-direct operating expenses, which include period costs that are not directly attributable to the product. These include such costs as salaries and benefits, occupancy, general and administrative expenses, general marketing costs, professional fees and broadcast transponder or signal delivery costs.

        Results of operations by segment are presented on the consolidated statements of earnings (loss). Management no longer focuses on or measures the results of operations for Broadcasting using the Operating Channel and Developing Channel distinction. As a result, prior period amounts have been reclassified to reflect the change in segments.

(a)
Information on the reportable operating segments is as follows:

	Broadcasting	Motion Picture Distribution	Entertainment	Other	Total
Three months ended September 30, 2004
Goodwill and other intangibles	41.5	70.9	109.0	—	221.4
Total assets	435.0	432.5	546.0	33.3	1,446.8
Additions to property and equipment	0.6	0.2	—	1.8	2.6

2003 (revised)
Goodwill and other intangibles	40.9	2.0	109.6	—	152.5
Total assets	426.1	287.0	863.7	87.1	1,663.9
Additions to property and equipment	—	0.1	1.0	0.6	1.7

Nine months ended September 30, 2004
Goodwill and other intangibles	41.5	70.9	109.0	—	221.4
Total assets	435.0	432.5	546.0	33.3	1,446.8
Additions to property and equipment	0.9	0.3	0.1	2.7	4.0

2003 (revised)
Goodwill and other intangibles	40.9	2.0	109.6	—	152.5
Total assets	426.1	287.0	863.7	87.1	1,663.9
Additions to property and equipment	0.4	0.1	1.9	1.7	4.1

        Segment revenues, as presented on the consolidated statements of earnings (loss) for the quarter ended September 30, 2004 are net of intersegment sales of programming of $2.3 (September 30, 2003 — $2.9) from Motion Picture Distribution to Broadcasting and a nominal amount (September 30, 2003 — $0.5) from Entertainment to Broadcasting. There were no intersegment sales for the quarter (September 30, 2003 — $1.9) from Entertainment to Motion Picture Distribution.

        Segment revenues, as presented on the consolidated statements of earnings (loss) for the nine months ended September 30, 2004 are net of intersegment sales of programming of $10.0 (September 30, 2003 — $13.8) from Motion Picture Distribution to Broadcasting and $2.5 (September 30, 2003 — $2.9) from Entertainment to Broadcasting and $0.6 (September 30, 2003 — $1.9) from Entertainment to Motion Picture Distribution.

(b)
Geographical information, based on customer location, is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
		(revised)		(revised)
Revenue
Canada	143.0	171.3	466.1	400.1
United States	33.2	14.1	63.3	58.5
United Kingdom	21.7	16.8	72.7	60.7
Spain	14.3	5.1	37.3	6.2
Other Foreign	2.2	5.4	54.2	72.7

	214.4	212.7	693.6	598.2

        All of the Company's broadcast licences and the majority of the Company's property and equipment are in Canada. With the exception of goodwill and other intangibles arising from the acquisition of Aurum in the current year to date period all of the Company's goodwill and other intangibles are in Canada. Management has not yet completed the purchase price allocation of Aurum and the amounts assigned to the assets and liabilities may be subject to adjustment pending completion of final valuations.

        A breakdown of the Company's Broadcasting revenue is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
Broadcasting Revenue
Subscriber	28.0	26.8	81.9	76.5
Advertising and other	26.6	22.1	91.4	74.2

Total Broadcasting revenue	54.6	48.9	173.3	150.7

        The following table outlines further revenue information on Motion Picture Distribution:

	Theatrical	Video/DVD	Television	Total
Three months ended September 30, 2004
Domestic Distribution	20.5	44.7	14.4	79.6
Momentum	0.8	16.4	1.3	18.5
Aurum	3.7	2.3	5.7	11.7
Alliance Atlantis Cinemas	4.4	—	—	4.4

	29.4	63.4	21.4	114.2

Three months ended September 30, 2003
Domestic Distribution	16.8	73.3	12.0	102.1
Momentum	1.0	12.8	1.7	15.5
Aurum	—	—	—	—
Alliance Atlantis Cinemas	3.5	—	—	3.5

	21.3	86.1	13.7	121.1

Nine months ended September 30, 2004
Domestic Distribution	58.0	157.8	40.6	256.4
Momentum	12.4	45.8	6.2	64.4
Aurum	4.9	22.3	5.7	32.9
Alliance Atlantis Cinemas	11.2	—	—	11.2

	86.5	225.9	52.5	364.9

Nine months ended September 30, 2003
Domestic Distribution	53.8	115.5	37.8	207.1
Momentum	5.0	38.0	5.4	48.4
Aurum	—	—	—	—
Alliance Atlantis Cinemas	10.1	—	—	10.1

	68.9	153.5	43.2	265.6

        Management does not focus on direct profit (loss) or earnings (loss) before undernoted using the above distinction as the cost of the underlying asset, the distribution right, is not necessarily distinguished between the theatrical, video/DVD and television distribution channels.

14.   Unusual Items

        In March 2003, the Company announced a planned reduction of its staffing levels in the Entertainment Group. The Company recorded $3.9 in restructuring charges for employee severance and professional fees related to the elimination of 33 positions.

        In July 2003, the Company made a final production financing non-fulfillment payment of $1.3 to Serendipity Point Projects Inc. ("Serendipity") pursuant to the terms of the production agreement dated July 18, 1998 between the Company and Serendipity. The Company does not expect to make any further production financing non-fulfillment payments pursuant to this agreement.

15.   Revisions of Prior Years' Results

        During the nine months ended December 31, 2003 the Company identified certain revisions to its prior years' financial statements. These items were identified primarily as a result of an extensive review of the Entertainment distribution and participation liabilities, and the Company's consolidation process. Items identified included charges for net underaccruals of distribution and participation liabilities; adjustments to assets for recoupable print and advertising costs which should have reduced distribution and participation liabilities; errors in the elimination of certain intercompany transactions within Entertainment and between Entertainment and the Motion Picture Distribution; adjustments for unreconciled program related payables; and a resultant change in the hedged position of the net investment in certain foreign operations. The net amount of these items was a charge of $49.3, including income tax provisions of $4.1, which has been recorded through a restatement of previously reported amounts. Certain amounts requiring reclassification between investment in film and television programs and distribution and participation liabilities were identified as well as a reclassification between future income taxes and income tax payable. The previously reported results of operations and financial position for the Company were changed for the three months ended March 31, September 30, September 30, and December 31, 2003 as follows:

As previously reported
(Pro forma)

	For the three months ended,
	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003	Total
Total assets	1,695.1	1,683.8	1,727.2	1,416.2	1,416.2
Total liabilities	1,176.0	1,146.7	1,201.1	1,097.2	1,097.2
Cumulative translation adjustments	(11.8)	(4.9)	(5.6)	3.8	3.8
Deficit, beginning of period	(186.6)	(183.3)	(172.5)	(184.7)	(184.7)
Revenue	227.7	160.0	213.0	267.8	868.5
Direct profit (loss) before discontinued operations	84.4	56.7	60.3	(113.5)	87.9
Earnings (loss) before undernoted and discontinued operations	48.5	26.2	19.5	(166.9)	(72.7)
Net earnings (loss) before discontinued operations	3.9	10.8	(11.6)	(136.6)	(133.5)
Net earnings (loss)	3.3	10.8	(12.2)	(151.7)	(149.8)
Basic and diluted earnings (loss) per common share before discontinued operations	$0.09	$0.25	$(0.27)	$(3.19)	$(3.12)
Basic and diluted loss per common share	$0.08	$0.25	$(0.29)	$(3.54)	$(3.50)

Restated
(Pro forma)
Total assets	1,642.2	1,619.0	1,663.9	1,416.2	1,416.2
Total liabilities	1,178.0	1,157.1	1,211.7	1,097.2	1,097.2
Cumulative translation adjustments	(17.3)	(13.2)	(14.2)	3.8	3.8
Deficit, beginning of period	(220.1)	(232.6)	(239.7)	(250.5)	(250.5)
Revenue	225.8	159.7	212.7	267.8	866.0
Direct profit (loss) before discontinued operations	62.7	36.0	61.4	(113.5)	46.6
Earnings (loss) before undernoted and discontinued operations	26.8	5.5	20.6	(166.9)	(114.0)
Net earnings (loss) before discontinued operations	(11.9)	(7.1)	(10.2)	(136.6)	(165.8)
Net earnings (loss)	(12.5)	(7.1)	(10.8)	(151.7)	(182.1)
Basic and diluted earnings (loss) per common share before discontinued operations	$(0.28)	$(0.17)	$(0.24)	$(3.19)	$(3.88)
Basic and diluted loss per common share	$(0.29)	$(0.17)	$(0.25)	$(3.54)	$(4.26)

16.   Revisions of Prior Quarter's Results

        During the three months ended September 30, 2004 the Company identified certain revisions to its prior quarter's financial statements. The Company under accrued certain costs related to CSI: Crime Scene Investigation in the second quarter of this year. Accordingly, the previously reported results of operations and financial position for the Company have been changed for the three months ended June 30, 2004. The impact was a charge of $7.2, net of income tax provisions of $4.7, which has been recorded through a restatement of previously reported amounts. The previously reported results of operations and financial position for the Company were changed for the three months ended June 30, 2004 as follows:

	For the three months ended June 30, 2004,
	As previously reported	Revision	Restated
Total assets	1,485.6	—	1,485.6
Total liabilities	1,155.0	11.9	1,166.9
Cumulative translation adjustments	2.2	—	2.2
Revenue	267.6	—	267.6
Direct profit before discontinued operations	85.2	(11.9)	73.3
Earnings before undernoted and discontinued operations	50.7	(11.9)	38.8
Net earnings before discontinued operations	14.2	(7.2)	7.0
Net earnings	10.4	(7.2)	3.2
Basic and diluted earnings per common share before discontinued operations	$0.33	$(0.17)	$0.16
Basic and diluted earnings per common share	$0.24	$(0.17)	$0.07

17.   Accounting Changes

        During the nine months ended September 30, 2004, the Company adopted the following accounting policies:

        Generally Accepted Accounting Principles    On January 1, 2004, the Company adopted the recommendations of the new Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1100, "Generally Accepted Accounting Principles," on a prospective basis. The section mandates a new approach in determining the appropriate treatment for transactions for which the accounting is not specifically addressed in the Handbook. Effectively, it requires an enterprise to decide the treatment of a transaction by carefully considering analogous situations in the Handbook, basic financial statement concepts and, if appropriate, other relevant authoritative literature. As a result of the new Section, the Company will no longer use historical industry practice as its primary source of authority, and accordingly adopted the following changes:

(1)
The recognition of government financing and assistance changed from revenue to a reduction of the related production costs. The impact in the three months ended September 30, 2004 is a reduction in revenue of $1.9, a reduction of direct operating expenses of $1.9 and a nominal reduction of direct profit. The impact in the nine months ended September 30, 2004 is a reduction in revenue of $12.2, a reduction of direct operating expenses of $11.8 and a reduction of direct profit of $0.4.

(2)
The amortization of interest previously capitalized of $0.3 and $0.9 for the three months and nine months ended September 30, 2004 has been recorded as a direct operating expense rather than as interest expense.

        Asset Retirement Obligations    On January 1, 2004, the Company retroactively adopted the recommendations of the new the CICA issued Handbook Section 3110, "Asset Retirement Obligations" which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The section requires that an entity recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred when a reasonable estimate of fair value can be made. The Section was applied retroactively effective January 1, 2004. The adoption of the Section had a nominal impact on the results of operations.

18.   Commitments and Contingencies

        As a result of the acquisition of Aurum in May 2004, the Company's future cash flow commitments have increased. Cash flow commitments for future film purchases that entitle the Company to future distribution rights have increased by approximately $22.9 and operating lease commitments have increased by $1.3. The commitments for future film purchases are payable over the next two years and the commitments for operating leases are payable over the next four years.

        In December 2002, and in November 2003, a subsidiary of the Company received federal and provincial income tax reassessments for $20.9 in total, including interest and penalties. The Company intends to pursue all available administrative and judicial appeals in respect of these reassessments. The Company strongly believes that it will prevail because, in the opinion of management, the reassessment runs counter to the applicable law and certain previous rulings. A liability for the amount will be recorded should it become probable that the income tax authorities' positions will be upheld.

19.   Seasonality

        The financial position and results of operations for any period are significantly dependent on the number, timing and commercial success of film and television programs delivered or made available to various media, none of which can be predicted with certainty. Consequently, the financial position and results of operations may fluctuate materially from period to period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition. A large percentage of a television program's revenue is recognized when the programming is delivered pursuant to a non-cancellable agreement, provided the licence period has commenced. Minimum guaranteed revenue from motion picture licence agreements are typically recognized when the licence period begins and the motion picture is delivered. Revenue from subsequent licencing of delivered programming, including rerun strip syndication (i.e., sales of previously-aired episodes licenced for broadcast in a five-day-a-week format) are recognized on the commencement of the licence agreement and delivery of the film or television program.

        Although industry practices are changing, due, in part, to increased competition from new channels, broadcasters make most of their annual programming commitments between February and September so that new television programs are ready for telecast at the start of the broadcast season in September or as mid-season replacements in January. Because of this annual production cycle, television revenue is not earned evenly throughout the year. In particular, television revenue is generally lowest in the second calendar quarter, as fewer programs are completed and delivered during this period and higher in the first, third, and particularly the fourth calendar quarter. Also, debt levels generally increase substantially between March 31 and September 30 as the Company finances productions to be delivered later in the year. In addition, the delivery schedules of motion pictures are difficult to predict and not consistent from year to year. Consequently, motion picture production revenue fluctuates from period to period.

20.   Comparative amounts

        Certain amounts presented in the prior periods have been reclassified to conform to the presentation adopted in the current year.

September 30, 2004

Supplemental Information

For the Three Months and Nine Months Ended
September 30, 2004 and September 30, 2003
(unaudited)

Alliance Atlantis Communications Inc.
Supplemental Information
For the periods ended September 30, 2004 and September 30, 2003
(unaudited)

Supplemental Information

	Three months ended September 30,		Nine months ended September 30,
Production Deliveries
	2004	2003	2004	2003
Motion Pictures (number of films):	—	1.0	1.0	1.0

Television hours:
CSI Vegas/Miami/New York	5.0	4.0	31.0	29.5
Drama	0.5	13.0	9.0	24.5
Movies	—	—	—	4.5
Kids	—	7.0	9.5	8.5

	5.5	24.0	49.5	67.0

Fact	1.0	21.0	31.0	64.0

Broadcasting Paid Subscribers (millions)	September 30, 2004	June 30, 2004	March 31, 2004	December 31, 2003
Showcase Television (100%)	6.1	6.1	6.0	5.9
Life Network (100%)	5.9	5.9	5.9	5.8
HGTV Canada (67%)	5.1	5.1	5.0	4.9
History Television (100%)	5.6	5.5	5.4	5.3
The Food Network (51%)	4.3	4.2	4.2	4.1
Series+ (50%)	1.3	1.2	1.2	1.2
Historia (50%)	1.3	1.2	1.2	1.2
Showcase Action (100%)	1.1	1.0	1.0	0.9
Showcase Diva (100%)	1.0	0.9	0.9	0.8
IFC — The Independent Film Channel Canada (100%)	0.9	0.9	0.8	0.8
Discovery Health Channel (65%)	0.8	0.7	0.7	0.7
BBC Canada (50%)	0.8	0.8	0.7	0.7
BBC Kids (50%)	0.7	0.4	0.4	0.4
National Geographic Channel (50%)	0.8	0.8	0.7	0.7

	35.7	34.7	34.1	33.4

Q3 – 2004

Management's Discussion and Analysis
of Financial Condition and Results of Operations

For the Three Months and Nine Months Ended
September 30, 2004 and September 30, 2003
(Unaudited)

Management's Discussion and Analysis of Financial Condition and Results of Operations

TABLE OF CONTENTS

PAGE
OVERVIEW	3
SUMMARY OF CONSOLIDATED RESULTS	5-8
BUSINESS SEGMENT PERFORMANCE	9-18
BROADCAST	9-12
MOTION PICTURE DISTRIBUTION	12-15
ENTERTAINMENT	16-18
OTHER	18
OTHER STATEMENT OF EARNINGS ITEMS	18-20
LIQUIDITY AND CAPITAL RESOURCES	20-22
RELATED PARTY TRANSACTIONS	22
OUTSTANDING SHARES	23
OFF BALANCE SHEET ARRANGEMENTS	23
MARKET RISK	23
CRITICAL ACCOUNTING POLICIES AND ESTIMATES	23
ACCOUNTING CHANGES AND RECENT ACCOUNTING PRONOUNCEMENTS	23
FINANCIAL INSTRUMENTS	24
INDUSTRY RISK AND UNCERTAINTIES	24
USE OF NON-GAAP FINANCIAL MEASURES	24-26

Management's Discussion and Analysis of the Financial Condition and Results of Operations

        Management's discussion and analysis of the financial position and results of operations is prepared at November 12, 2004, and should be read in conjunction with the accompanying unaudited interim financial statements and the notes therein.

        During 2003, the Company changed its year-end from March 31 to December 31. Accordingly, this report covers the nine-month period from January 1, 2004 through September 30, 2004, representing the third quarter of the current fiscal year from January 1, 2004 through December 31, 2004, referred to as Calendar 2004. The nine-month period from April 1, 2003 through December 31, 2003 is referred to as Fiscal 2004. The year ended March 31, 2003 is referred to as Fiscal 2003 and the year ended March 31, 2002 is referred to as Fiscal 2002. This Management's Discussion and Analysis of Financial Condition and Results of Operations compares the three months and nine months ended September 30, 2004 with the three months and nine months ended September 30, 2003. The pro forma results for the nine months ended September 30, 2003 were compiled by adding the three months ended March 31, 2003 to the six months ended September 30, 2003.

        This discussion contains forward-looking statements. Forward-looking statements are subject by their nature to risks and uncertainties, and actual results, actions or events could differ materially from those set forth in this discussion. The forward-looking information contained herein is current only as at the date of this document. There should not be an expectation that such information will in all circumstances be updated, supplemented or revised whether as a result of new information, changing circumstances, future events or otherwise.

Overview of the business

        The Company's principal business activities are carried out through three operating segments: Broadcasting, Motion Picture Distribution and Entertainment. Over the past few years, the Company has been realigning itself to become a broadcast-driven company, by investing in and growing its broadcast business and reducing the amount of capital and other resources devoted to production and related sales.

        The Company continues to keenly focus on generating free cash flow (see note non-GAAP measures on page 24) and making significant and increasing progress in our primary financial objective of reducing our indebtedness. In October 2003, the Company successfully monetized a 49% interest in its motion picture distribution operations which, in part, helped the Company achieve a reduction in net indebtedness of $140.9 million, from $584.5 million at September 30, 2003 to $443.6 at September 30, 2004. In Calendar 2004, management expects to refinance the Company's existing 13% $US300 million senior subordinated notes, significantly reducing future interest expense and providing greater long term capital flexibility.

Broadcasting

        The Company has a controlling ownership interest in and operates 13 Canadian specialty television channels — Showcase Television, Life Network, History Television, HGTV Canada, Food Network Canada, Showcase Action, Showcase Diva, National Geographic Channel, BBC Canada, BBC Kids, Discovery Health Channel, Fine Living Canada and IFC — The Independent Film Channel Canada. Each of these channels carries a strong, clear brand which, the Company believes, enables it to stand out and excel in a competitive marketplace. The channels are aligned in three core genres (lifestyle, drama and factual) and are supported by a supply of high quality content acquired from leading domestic and international producers. The Company also has a 50% interest in two established Canadian French-language specialty television channels (Series+, Historia) and a minority interest in three other English-language channels (ONE: The Body, Mind and Spirit Channel; Scream; The Score).

Motion Picture Distribution

        The Company's Motion Picture Distribution segment, through its 51% indirect ownership interest in Motion Picture Distribution LP ("Distribution LP"), is the largest distributor of motion pictures in Canada in terms of number of releases and box office receipts, with a growing presence in the United Kingdom through Momentum Pictures. It is also the largest independent distributor in Spain through the recently acquired Aurum Producciones, S.A. (May 2004).

        The Company indirectly owns a 51% limited partnership interest in Distribution LP. Movie Distribution Income Fund (the "Fund"), which trades on The Toronto Stock Exchange under the symbol FLM.UN, indirectly owns a 49% limited partnership interest in Distribution LP.

        Distribution LP distributes motion pictures for theatrical release, in video/DVD format and to television broadcasters (conventional/cable/VOD/SVOD). In Canada, Distribution LP has exclusive output agreements with a diverse group of leading independent studios, including New Line Cinema, Miramax Films and Focus Features. The Company also enjoys a catalogue of approximately 6,500 titles totaling 15,000 hours. This library is available for exploitation in video/DVD and television. By releasing a large number of motion pictures through multiple distribution platforms, Distribution LP creates a diversified portfolio of releases which generates a relatively predictable and stable stream of cash flow. Monthly cash distributions to owners of the units of Distribution LP are paid out of the distributable cash generated by the business.

Entertainment

        The Company is a 50% co-owner and co-producer of the successful CSI franchise, in partnership with CBS Productions, and distributor for territories outside the United States. CSI: Crime Scene Investigation, now in its fifth season, has been licensed in over 150 territories worldwide with over 90 episodes delivered and is currently the #1 series on U.S. television (National Nielsen Ratings: Primetime Season to Date Rank-Regular Programs for Demographic PER2+ for 09/20/04 - 11/07/04), with an average weekly audience of more than 29 million viewers, season to date. CSI: Miami, now in its third season, has also been licensed in over 150 territories worldwide with over 50 episodes delivered and is currently one of the top 5 series on U.S. television, season to date (National Nielsen Ratings: Primetime Season to Date Rank-Regular Programs for Demographic PER2+ for 09/20/04 - 11/07/04). CSI: NY, in its premiere season, has already been licensed in the U.S. and Canada, as well as numerous key international territories including the U.K., France, Germany, Spain and Australia. The Company continues to aggressively license this valuable franchise in all available international markets.

        The Company also licenses its library of approximately 1,000 titles representing 5,000 hours of programming rights to broadcasters, home video distributors and sub-distributors worldwide and produces in-house productions that align with the content needs of Broadcasting.

Summary of Consolidated Results

The following table presents an unaudited consolidated summary of our operating results on a quarterly basis for the twelve months ended September 30, 2004 and September 30, 2003 (in millions of Canadian dollars except for per share amounts):

	(unaudited)				(unaudited)
	Sept 30 2004	June 30 2004	Mar 31 2004	Quarter Ended Dec 31 2003	Sept 30 2003	Jun 30 2003	Mar 31 2003	Quarter Ended Dec 31 2002
		(revised)[2]
Revenue	214.4	267.6	211.6	267.8	212.7	159.7	225.8	250.2

Direct profit (loss)[1]	74.7	73.3	66.0	(113.5)	61.4	36.0	62.7	66.0

Earnings (loss) before undernoted (EBITDA)[1]	36.8	38.8	33.1	(166.9)	20.6	5.5	26.8	31.3

Earnings (loss) from operations before undernoted and discontinued operations (operating earnings)[1]	8.5	7.5	4.2	(244.6)	(9.8)	(22.1)	(18.0)	4.1

Net earnings (loss) before discontinued operations[2]	18.9	7.0	(1.2)	(136.6)	(10.2)	(7.1)	(11.9)	(25.9)

Net earnings (loss)[2]	18.9	3.2	(2.0)	(151.7)	(10.8)	(7.1)	(12.5)	(26.0)

Earnings (loss) per Common Share before discontinued operations
Basic	$0.44	$0.16	$(0.03)	$(3.19)	$(0.24)	$(0.17)	$(0.28)	$(0.61)

Diluted	$0.43	$0.16	$(0.03)	$(3.19)	$(0.24)	$(0.17)	$(0.28)	$(0.61)

Earnings (loss) per Common Share
Basic	$0.44	$0.07	$(0.05)	$(3.54)	$(0.25)	$(0.17)	$(0.29)	$(0.61)

Diluted	$0.43	$0.07	$(0.05)	$(3.54)	$(0.25)	$(0.17)	$(0.29)	$(0.61)

Notes:

1 See note on non-GAAP measures on page 24.

2 During the three months ended September 30, 2004 the Company identified certain revisions to its prior quarter's financial statements. The Company under accrued certain costs related to CSI: Crime Scene Investigation in the second quarter of this year. Accordingly, the previously reported results of operations and financial position for the Company have been changed for the three months ended June 30, 2004. The impact was a charge of $7.2, net of income tax provisions of $4.7, which has been recorded through a restatement of previously reported amounts. See note 16 of the Company's unaudited interim consolidated financial statements.

        Results of operations for any period are significantly dependent on the number, timing and commercial success of television programs and motion pictures delivered or made available to various media, none of which can be predicted with certainty. Consequently, our results of operations may fluctuate materially from period to period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition.

        With respect to Entertainment operations, a large percentage of a television program's revenues are recognized when the program is delivered pursuant to a non-cancelable agreement, provided the applicable broadcast season has commenced. Although industry practices are changing, due, in part, to increased competition from new channels, broadcasters make most of their annual programming commitments between February and June so that new programs are ready for telecast at the start of the broadcast season in September, or as mid-season replacements in January. Because of this annual production cycle, our revenues are not earned on an even basis throughout the year. In particular, revenues are generally lowest in the second calendar quarter, as fewer programs are completed and delivered during this period, and highest in the first, third, and, particularly the fourth calendar quarter. As production levels significantly decline, this seasonality has less of an impact on the Company's results of operations.

        For Broadcasting, advertising revenue is generally highest in the fourth calendar quarter, and lowest in the third calendar quarter whereas revenue derived from subscribers to the Company's specialty television channels is earned relatively evenly throughout the year.

        For further discussion of significant variations in the results of prior quarters, refer to Management's Discussion and Analysis in the Company's fiscal 2004 Annual Report.

Summary of Consolidated Results

        The following table presents a consolidated summary of the Company's operations for the three months ended September 30, 2004 and 2003 (in millions of Canadian dollars):

	Sept 2004%[1]		Sept 2003%[1]		% Increase (decrease) 2004 over 2003
Revenue			(revised )
Broadcasting	54.6	25.5	48.9	23.0	11.7
Motion Picture Distribution	114.2	53.3	121.1	56.9	(5.7)
Entertainment	45.5	21.2	42.7	20.1	6.6
Other	0.1	—	—	—	—

	214.4	100.0	212.7	100.0	0.8

Direct operating expenses
Broadcasting	29.0	53.1	26.2	53.6	10.7
Motion Picture Distribution	90.0	78.8	95.9	79.2	(6.2)
Entertainment	20.7	45.5	29.2	68.4	(29.1)
Other	—	—	—	—	—

	139.7	65.2	151.3	71.1	(7.7)

Direct profit[2]
Broadcasting	25.6	46.9	22.7	46.4	12.8
Motion Picture Distribution	24.2	21.2	25.2	20.8	(4.0)
Entertainment	24.8	54.5	13.5	31.6	83.7
Other	0.1	100.0	—	—	—

	74.7	34.8	61.4	28.9	21.7

Selling, general and administrative	35.1	16.4	40.4	19.0	(13.1)
Stock based compensation	2.8	1.3	0.4	0.1	600.0

Operating Expenses	37.9	17.7	40.8	19.2	(7.1)

Earnings (loss) before undernoted (EBITDA2)
Broadcasting	11.8	21.6	10.1	20.7	16.8
Motion Picture Distribution	16.9	14.8	18.8	15.5	(10.1)
Entertainment	17.0	37.4	8.1	19.0	109.9
Other	(8.9)	(8900.0)	(16.4)	—	(45.7)

	36.8	17.2	20.6	9.7	78.6

Earnings (loss) from operations before undernoted and discontinued operations (operating earnings (loss)2)	8.5	4.0	(9.8)	(4.6)	186.7

Net operating earnings (loss)[2]	10.0	4.7	(8.9)	(4.2)	212.4

Net earnings (loss)	18.9	8.8	(10.8)	(5.1)	275.0

Adjusted EBITDA[2]	37.1	17.3	20.6	9.7	80.1

Adjusted operating earnings (loss)[2]	8.8	4.1	(9.8)	(4.6)	189.8

Adjusted net operating earnings (loss)[2]	10.2	4.8	(8.9)	(4.2)	214.6

Notes:

1 The percentage columns show percentage of total revenue for revenue items, operating expenses, earnings (loss) from operations before undernoted and discontinued operations, net operating earnings (loss), net earnings (loss), adjusted EBITDA, adjusted operating earnings, and adjusted net operating earnings and percentage of total revenue for direct operating expenses, direct profit and EBITDA.

2 See note on non-GAAP measures on page 24.

Summary of Consolidated Results

        The following table presents a consolidated summary of the Company's operations for the nine months ended September 30, 2004 and 2003 (in millions of Canadian dollars):

	Sept 2004%[1]		Sept 2003%[1]		% Increase (decrease) 2004 over 2003
Revenue			(revised )
Broadcasting	173.3	25.0	150.7	25.2	15.0
Motion Picture Distribution	364.9	52.6	265.6	44.4	37.4
Entertainment	154.7	22.3	181.5	30.3	(14.8)
Other	0.7	0.1	0.4	0.1	75.0

	693.6	100.0	598.2	100.0	15.9

Direct operating expenses
Broadcasting	79.2	45.7	67.3	44.7	17.7
Motion Picture Distribution	292.8	80.2	212.0	79.8	38.1
Entertainment	107.6	69.6	158.8	87.5	(32.2)
Other	—	—	—	—	—

	479.6	69.1	438.1	73.2	9.5

Direct profit[2]
Broadcasting	94.1	54.3	83.4	55.3	12.8
Motion Picture Distribution	72.1	19.8	53.6	20.2	34.5
Entertainment	47.1	30.4	22.7	12.5	107.5
Other	0.7	100.0	0.4	100.0	75.0

	214.0	30.9	160.1	26.8	33.7

Selling, general and administrative	98.5	14.2	106.4	17.8	(7.4)
Stock based compensation	6.8	1.0	0.8	0.1	750.0

Operating Expenses	105.3	15.2	107.2	17.9	(1.8)

Earnings (loss) before undernoted (EBITDA2)
Broadcasting	50.4	29.1	41.4	27.5	21.7
Motion Picture Distribution	52.8	14.5	36.5	13.7	44.7
Entertainment	28.0	18.1	4.6	2.5	508.7
Other	(22.5)	(3214.3)	(29.6)	(7400.0)	(24.0)

	108.7	15.7	52.9	8.8	105.5

Earnings (loss) from operations before undernoted and discontinued operations (operating earnings (loss)2)	20.2	2.9	(49.9)	(8.3)	140.5

Net operating earnings (loss)[2]	19.7	2.8	(51.9)	(8.7)	138.0

Net earnings (loss)	20.1	2.9	(30.4)	(5.1)	166.1

Adjusted EBITDA[2]	110.0	15.9	52.9	8.8	107.9

Adjusted operating earnings (loss)[2]	23.4	3.4	(49.9)	(8.3)	146.9

Adjusted net operating earnings (loss)[2]	21.7	3.1	(51.9)	(8.7)	141.8

Notes:

1 The percentage columns show percentage of total revenue for revenue items, operating expenses, earnings (loss) from operations before undernoted and discontinued operations, net operating earnings (loss), net earnings (loss), adjusted EBITDA, adjusted operating earnings, and adjusted net operating earnings and percentage of total revenue for direct operating expenses, direct profit and EBITDA.

2 See note on non-GAAP measures on page 24.

        The following table presents a reconciliation of diluted net earnings (loss) per common share, as reported under Canadian GAAP, to diluted net earnings (loss) from operations before undernoted per common share, net of applicable taxes (net operating earnings (loss) per common share) and to adjusted net operating earnings (loss) per common share for the three months and nine months ended September 30, 2004 and 2003:

	For the three months ended September 30,
	2004	2003
Net earnings (loss) per common share, as reported under Canadian GAAP	$0.43	$(0.25)

Discontinued operations, net of income taxes of nil (September 30, 2003 — 0.4)	—	$0.01

Net earnings (loss) per common share before discontinued operations, as reported under Canadian GAAP	$0.43	$(0.24)

Foreign exchange (gains) losses, net of income taxes of $2.5 million (September 30, 2003 — $0.7 million)	($0.20)	$0.03

Net operating earnings (loss) per common share	$0.23	$(0.21)

Net operating earnings (loss) per common share	$0.23	$(0.21)

Restructuring items in amortization, including development costs charges, net of income taxes of nil million (September 30, 2003 — nil)	—	—

Restructuring items included in operating expenses, net of income taxes of $0.1 million (September 30, 2003 — nil)	—	—

Adjusted net operating earnings (loss) per common share	$0.23	$(0.21)

	For the nine months ended September 30,
	2004	2003
Net earnings (loss) per common share, as reported under Canadian GAAP	$0.46	$(0.71)

Discontinued operations, net of income taxes of nil (September 30, 2003 — $0.6)	$0.11	$0.03

Net earnings (loss) per common share before discontinued operations, as reported under Canadian GAAP	$0.57	$(0.68)

Foreign exchange (gains) losses, net of income taxes of $1.8 million (September 30, 2003 — $11.0 million)	$(0.11)	$(0.82)

Investment losses (gains), net of income taxes of $0.2 (September 30, 2003 — $0.3)	$(0.01)	$0.28

Net operating earnings (loss) per common share	$0.45	$(1.22)

Net operating earnings (loss) per share	$0.45	$(1.22)

Restructuring items in amortization, including development costs charges, net of income taxes of $0.7 million (September 30, 2003 — nil)	$0.03	—

Restructuring items included in operating expenses, net of income taxes of $0.5 million (September 30, 2003 — nil)	$0.02	—

Adjusted net operating earnings (loss) per common share	$0.50	$(1.22)

Business Segment Performance1

The Company's principal business activities are carried out through three operating segments: Broadcasting, Motion Picture Distribution and Entertainment.

Broadcasting

The Company operates and has a controlling interest in 13 Canadian specialty television channels. It also has a 50% interest in two Canadian French-language specialty channels and a minority interest in three other English-language specialty channels. Canadian specialty television channels are niche programming services, centered around a specific genre or theme, that are available to viewers only upon payment of a subscription fee to a distribution undertaking (i.e. cable, direct-to-home satellite ("DTH") or multipoint distribution system). The Company's channels are focused on three core genres — lifestyle, drama and factual programming.

The Company is committed to growing its broadcast presence by focusing on four key areas: (i) strong channel brands, (ii) innovative and high quality programming, (iii) innovative and exceptional sales and marketing, and (iv) selectively launching new channels.

  i.
  Continue to develop strong channel brands in-house and with leading international broadcasters. All of the Company's channels have well-developed, recognizable brands. Some have been created by the Company (Life Network, Showcase Television, Showcase Action, Showcase Diva, and History Television). Others are in partnership with leading international broadcasters such as Scripps (HGTV Canada, Food Network Canada, and Fine Living Canada), National Geographic (National Geographic Canada), BBC (BBC Canada and BBC Kids), and Discovery (Discovery Health Channel). Each of these brands has been developed to stand out in a competitive marketplace.

  ii.
  Continue to offer high quality programming to support brands and drive ratings. The Company ensures each of its channels offers high quality programming to its viewers. This approach has driven industry leading growth in ratings. In the first three weeks of the 2004/2005 broadcast season, three of the Company's established analog channels ranked in the top ten of all Canadian analog channels2. The Company also has the three highest rated new digital channels season to date with four channels in the top ten3. Programming is sourced from leading international producers (e.g. HBO; Six Feet Under and Curb Your Enthusiasm), channel partners (e.g. Food Network; Emeril, Rachel Ray and Wolfgang Puck) and the Company itself (e.g. CSI: Crime Scene Investigation and the extensive library of programming rights owned by the Company).

  iii.
  Continue to lead industry in advertising sales growth with integrated sales and marketing. The Company is the industry leader in terms of advertising sales growth. During the Canadian broadcast year ended August 31, 2003, the Company's advertising sales grew 44.1% compared to the Canadian specialty channel industry average of only 19.2%. This leadership position is the result of an innovative and integrated marketing and sales platform and a complementary portfolio of channels, which is primarily targeted at adults aged 25-54, a lucrative and stable demographic segment.

  iv.
  Selectively launch new channels.    The Company may extend its own brands within Canada by selectively launching new digital channels (e.g. Fine Living Canada launched in September 2004) or VOD/SVOD versions of its existing channels. It may also acquire broadcasting assets that complement its current channel profile.

The channels earn revenue from two primary sources: monthly fees paid by distribution undertakings based on the number of subscriptions to the channel, and money paid by advertisers who purchase advertising on the channel. Where a cable service is carried as part of the basic cable package, the subscriber fees are regulated by the Canadian Radio-television and Telecommunications Commission ("CRTC"). Where services are carried on a discretionary tier, rates are not regulated and are negotiated directly with the signal distributors. The Company sells advertising nation-wide through its in-house advertising sales team and retains 100% of the available advertising inventory of approximately 12 minutes per hour. Additionally, other Broadcasting revenues are generated from the rental of facilities and licence fees earned on the distribution of certain programming.

Notes:

1Management focuses on and measures the results of its operations based on direct profit and earnings (loss) before undernoted, as presented on the Company's consolidated statements of earnings (loss), provided by each business segment (for further discussion on the business segments refer to note 13 to the Company's unaudited interim consolidated financial statements). Also see Non-GAAP measures on page 24.

2Source: Nielsen ratings: Persons 25-54 Mon to Sun 6am to 6pm

3Source: Nielsen ratings: Persons 25-54 Mon to Sun 6am to 6pm 8/30/04-10/3/04

Continuing a five-year trend, the Company's channels demonstrated significant audience growth and outpaced the specialty industry overall for the broadcast year ended August 31, 2003. Our channels' total regulated revenue as reported by the Canadian Radio-television and Telecommunications Commission ("CRTC") grew by 25.3% during the broadcast year ended August 31, 2003, compared to an overall industry growth of 10.4%. For the broadcast year ended August 31, 2003 the Company held an 8.9% market share of total regulated revenue in the specialty and pay TV sector. Advertising revenues and subscriber revenues were up 42.6% and 14.6% respectively in the broadcast year ended August 31, 2003.

The Company expects its seven established analog channels to demonstrate continued growth in advertising sales.    Also, with the number of households in Canada equipped with digital technology projected to continue to grow, growth for the Company's seven digital specialty television channels is expected to be strong in terms of subscriber revenues, as well as in terms of audience growth and advertising revenues.

Results of Operations1

The following table presents a summary of Broadcast operations for the three months and nine months ended September 30, 2004 and 2003 (in millions of Canadian dollars):

	2004	2003	$ Increase	% Increase
			(decrease)	(decrease)
Three months ended September 30,
Revenue	54.6	48.9	5.7	11.7
Direct operating costs	29.0	26.2	2.8	10.7
Direct profit	25.6	22.7	2.9	12.8
Operating expenses	13.8	12.6	1.2	9.5
Earnings before undernoted (EBITDA)	11.8	10.1	1.7	16.8

Nine months ended September 30,
Revenue	173.3	150.7	22.6	15.0
Direct operating costs	79.2	67.3	11.9	17.7
Direct profit	94.1	83.4	10.7	12.8
Operating expenses	43.7	42.0	1.7	4.0
Earnings before undernoted (EBITDA)	50.4	41.4	9.0	21.7

Note:

1On January 1, 2004, the Company's digital specialty television channels were transferred to Operating Channels from their previous Developing Channels status. Management no longer focuses on or measures the results of operations for Broadcasting using the Operating Channel and Developing Channel distinction. As a result, prior period amounts have been reclassified to reflect the change in segments.

For comparative purposes, the following table outlines supplemental information on the Company's Broadcasting revenue that has not been shown on the consolidated statements of earnings (loss).

	Three months ended September 30,		Nine months ended September 30,
(in millions of Canadian dollars)
	2004	2003	2004	2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Broadcasting Revenue
Analog channels
Subscriber	21.9	22.0	64.4	62.2
Advertising and other	25.3	21.3	87.8	71.6

	47.2	43.3	152.2	133.8

Digital channels
Subscriber	6.1	4.8	17.5	14.3
Advertising and other	1.3	0.8	3.6	2.6

	7.4	5.6	21.1	16.9

Total Broadcasting	54.6	48.9	173.3	150.7

For the quarter ended September 30, 2004, the analog channels recorded a 9% growth in revenue from $43.3 million to $47.2 million. For the nine months ended September 30, 2004, the analog channels recorded a 14% growth in revenue from $133.8 million to $152.2 million. These increases were primarily the result of growth in advertising revenues, as the Company continues to be a leader in the fundamental shift of Canadian television viewers toward Specialty and Pay television channels from conventional broadcast channels. Advertising and other revenues increased by 18% in the current quarter and 22% in the year to date period. Analog channels' advertising revenue, on its own, increased 26% for the quarter and 27% in the year to date period ended September 30, 2004 compared to the equivalent periods in the prior year. The growth in advertising revenue reflects strong growth in audiences, with particularly strong growth for Showcase Television and HGTV Canada. The Company's analog channels advertising revenue growth was driven mostly by rate growth, with modest growth in the inventory sell out rate. The analog channels' subscriber revenues also saw increases of 4% over the equivalent year to date period in the prior year.

The digital specialty television channels' revenue was $7.4 million for the quarter ended September 30, 2004 compared to $5.6 million for the quarter ended September 30, 2003, representing a 32% growth in revenue. For the nine months ended September 30, 2004, the digital specialty television channels' revenue increased $4.2 million or 25% to $21.1 million. These favorable variances are primarily a result of an increase in the number of subscribers. The Company's digital specialty television channels advertising revenue growth was driven by volume rather than rate as these newer channels continue to attract a growing number of advertisers. The Company's digital specialty television channels were launched towards the end of the September 2001 quarter. As previously noted, the Company has the three highest rated new digital channels season to date with four channels in the top ten.

Total paid subscribers for the channels in which the Company holds a controlling ownership grew 10% to 35.7 million subscribers at September 30, 2004 compared to September 30, 2003.

Broadcasting direct profit increased 13% for the quarter ended September 30, 2004 over the September 30, 2003 as a result of an increase in advertising revenues realized by the Company's analog channels as well as an increase in the number of subscribers of our digital specialty television channels as previously explained. For the nine months ended September 30, 2004, Broadcasting direct profit increased 13% over the equivalent period in the prior year as a result of an increase in advertising revenues realized by the Company's analog channels as previously explained.

Broadcasting direct margin remained relatively stable at 46.9% in the quarter ended September 30, 2004 compared to 46.4% in the quarter ended September 30, 2003, and 54.3% for the nine months ended September 30, 2004 compared to 55.3% for the nine months ended September 30, 2003. The slight decrease in the year to date period is due to increased amortization of broadcast rights due to an accelerating method of amortization as the digital channels mature.

The increase in Broadcasting operating expenses is due to primarily additional bonus accrued in the current period related to certain stock based compensation programs.

        The factors noted above contributed to a 17% and 22% increase in EBITDA in the quarter and year to date periods respectively.

Motion Picture Distribution

        The Company's Motion Picture Distribution segment, through its 51% ownership interest in Distribution LP, is the largest distributor of motion pictures in Canada, with a growing presence in the United Kingdom through Momentum Pictures. It is also the largest independent distributor in Spain through the recently acquired Aurum Producciones, S.A. (May 2004).

        Distribution LP is the largest distributor of motion pictures in Canada, measured both by number of releases and theatrical box office receipts. Over each of the past 3 years Distribution LP has released an average of 80 theatrical motion pictures, 188 video titles and 206 DVD titles. Distribution LP has exclusive Canadian distribution arrangements with New Line Cinema, Miramax Films, and Focus Features.

        In addition to its leading market position in Canada, Distribution LP is also developing a growing presence in motion picture distribution in the United Kingdom through Momentum Pictures. Over each of the past three years the Distribution LP has released an average of 16 theatrical motion pictures, 40 video titles and 37 DVD titles in the U.K. In May 2004, Distribution LP expanded its international presence by acquiring Aurum, the largest independent motion picture distributor in Spain.

        Management believes Distribution LP is the only independent distributor operating in three key territories (Canada, U.K., and Spain) that can collectively represent up to 15% of the global box office. This platform provides it with enhanced access to high quality content, economies of scale with respect to theatrical print and video/DVD duplication costs, as well as spreading fixed costs over a broader base. Distribution LP's strategy is to (i) maintain its leading market position in Canada, (ii) continue to grow its U.K. and Spanish operations and opportunistically expand in certain selected territories, and (iii) leverage its large library of titles.

  i.
  Maintain market leadership in Canada.    Distribution LP's strong Canadian market share and consistently strong performance has resulted in excellent relationships with local exhibitors making it an attractive distributor for independent U.S. studios and other producers seeking access to this market.

  ii.
  Continue profitable international growth.    Distribution LP intends to grow its U.K. and Spanish operations, which had theatrical market shares of 1.4% and 6.5%, respectively, in 2003. In both of these regions, the film distribution industry possesses strong fundamentals including growing demand in the theatrical and home entertainment windows especially driven by DVD penetration. In addition, Distribution LP has identified Germany and France as two territories for possible future expansion. Both markets are fragmented and, like Canada, U.K. and Spain, have strong demand for motion pictures produced in North America.

  iii.
  Exploit Library.    Distribution LP has a library of approximately 6,500 titles, totaling approximately 15,000 hours, which is licensed to consumers on video/DVD, and to broadcasters (conventional, cable, VOD, SVOD) who have strong demand for motion picture content. Distribution LP typically holds the rights for up to 22 years.

        Domestic Distribution obtains distribution rights for motion pictures primarily through its aforementioned longstanding output agreements with New Line Cinema, Miramax Films, and Focus Features, a unit of Universal Studios, three of the leading U.S. based independent studios, as well as from smaller independent producers and distributors based in the United States, Canada and around the world. In the United Kingdom, Momentum Pictures primarily acquires theatrical, home entertainment and television distribution rights for motion pictures one motion picture at a time and, on occasion, pursuant to multi-picture agreements. A similar model is used in the Spanish operations. Motion Picture Distribution typically distributes those motion pictures for theatrical exhibition, for home entertainment, television viewing and ancillary markets. Motion Picture Distribution also holds a 51% interest in Alliance Atlantis Cinemas ("Cinemas"), a partnership with Famous Players Inc. ("Famous Players") that operates a chain of niche-focused movie cinemas in Canada.

        The Company completed an initial public offering for units of the Movie Distribution Income Fund ("the Fund") on October 15, 2003. The Company received gross proceeds of $254.0 million on the closing of the offering from the sale of a 49.0% interest in our motion picture distribution business. This sale was concluded through an initial sale of a 42.6% interest in the business to Motion Picture Distribution LP ("Distribution LP") in exchange for 57.4% of the total outstanding LP units plus a promissory note, and then a further sale of a 6.4% interest was completed on the exercise of an over-allotment option by the underwriting group of the Fund. Distribution LP repaid the promissory note from net proceeds it received from the sale of LP units to the Fund, together with drawings on a new term loan from a group of financial institutions.

        On May 12, 2004, a subsidiary of Distribution LP completed the acquisition of Spanish film distributor Aurum Producciones, S.A. ("Aurum") for cash consideration of $55.1 million including $1.7 million in cash expenses. The purchase price was funded through increased borrowing under Distribution LP's senior credit facility and the issuance of Class A Ordinary Limited Partnership Units ("Ordinary LP Units"). Distribution LP entered into an amended and restated credit agreement with its senior lenders to increase the authorized borrowing amount under its senior credit facility from $100.0 million to $125.0 million. The Fund completed a private placement of 1,436,000 Units from treasury at $10.45 per unit, through a syndicate of agents. The Fund applied the gross proceeds of the private placement to acquire Class A Ordinary LP Units of Distribution LP. The Company, in order to maintain its 51% interest in Distribution LP, also acquired 1,494,612 Ordinary LP Units of Distribution LP at $10.45 per unit, such that Distribution LP realized combined gross proceeds of $30.6 million from the offering of Ordinary LP Units. Aurum is the largest independent film distributor in Spain with a 6.5% market share of theatrical box office receipts in 2003. Aurum distributes motion pictures in Spain in all media (theatrical, video/DVD and television) and has a library of over 400 films.

        The Company continues to consolidate the operations of Distribution LP into the Alliance Atlantis results. Net earnings and earnings per share are both reduced by amounts accrued to the 49.0% interest from the date of completion of the sale. Even though an authorized credit facility, including a $50.0 million term loan and a $50.0 million revolving term credit facility, that has been secured by Distribution LP is non-recourse to Alliance Atlantis, the portion of the facility that has been drawn is included in Alliance Atlantis' reported consolidated total indebtedness. The Company's future cash flows will be impacted by the expected monthly distributions to holders of Distribution LP Units.

        Consistent with other income trusts, Movie Distribution Income Funds' fiscal year-end is December 31. In order to align with the reporting schedule for Movie Distribution Income Fund, the Company has now adopted a year-end of December 31.

        With the successful initial public offering of units in Movie Distribution Income Fund, the Company was able to accelerate debt reduction efforts, surface value in its motion picture distribution business and gain a partner to help finance future growth opportunities.

        Motion Picture Distribution generates revenue from the theatrical distribution of motion pictures, the licensing of rights to conventional and specialty broadcasters, the sale of videos and DVDs, and from the exhibition of motion pictures through our chain of cinemas.

Results of Operations

        The following table presents a summary of Motion Picture Distribution operations for the three months and nine months ended September 30, 2004 and 2003 (in millions of Canadian dollars):

	2004	2003	$ Increase	% Increase
			(decrease)	(decrease)
Three months ended September 30,
Revenue	114.2	121.1	(6.9)	(5.7)

Direct operating costs	90.0	95.9	(5.9)	(6.2)
Direct profit	24.2	25.2	(1.0)	(4.0)

Operating epenses	7.3	6.4	0.9	14.1
Earnings before undernoted (EBITDA)	16.9	18.8	(1.9)	(10.1)

Nine months ended September 30,
Revenue	364.9	265.6	99.3	37.4

Direct operating costs	292.8	212.0	80.8	38.1
Direct profit	72.1	53.6	18.5	34.5

Operating epenses	19.3	17.1	2.2	12.9
Earnings before undernoted (EBITDA)	52.8	36.5	16.3	44.7

        The following table outlines further information on Motion Picture Distribution's revenue that has not been shown on the consolidated statements of loss (in millions of Canadian dollars)1.

	Theatrical	Video/DVD	Television	Total
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Three months ended September 30, 2004
Domestic Distribution	20.5	44.7	14.4	79.6
Momentum Pictures	0.8	16.4	1.3	18.5
Aurum	3.7	2.3	5.7	11.7
Cinemas	4.4	—	—	4.4

Three months ended September 30, 2003
Domestic Distribution	16.8	73.3	12.0	102.1
Momentum Pictures	1.0	12.8	1.7	15.5
Aurum	—	—	—	—
Cinemas	3.5	—	—	3.5

	Theatrical	Video/DVD	Television	Total
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Nine months ended September 30, 2004
Domestic Distribution	58.0	157.8	40.6	256.4
Momentum Pictures	12.4	45.8	6.2	64.4
Aurum	4.9	22.3	5.7	32.9
Cinemas	11.2	—	—	11.2

Nine months ended September 30, 2003
Domestic Distribution	53.8	115.5	37.8	207.1
Momentum Pictures	5.0	38.0	5.4	48.4
Aurum	—	—	—	—
Cinemas	10.1	—	—	10.1

        For the quarter ended September 30, 2004 revenue decreased $6.9 million or 6%. The decrease is primarily due to the results of Domestic Distribution, which are partially offset by a $3.0 million increase in revenue for Momentum, a $0.9 million increase in Cinemas and the May 2004 acquisition of Aurum, which contributed a favourable $11.7 million to this unfavourable variance.

        Domestic Distribution revenue was $79.6 million for the quarter compared to $102.1 million for the three months ended September 30, 2003. The decrease of $22.5 million was primarily due to a decrease in video/DVD revenue, which decreased $28.6 million to $44.7 million due to the early video/DVD release in the second quarter of Lord of the Rings: The Return of the King. Its predecessor film, Lord of the Rings: The Two Towers, was released during the last six months of calendar 2003. Theatrical revenue increased $3.7 million to $20.5 million as the current quarter benefited from the strong performance of such releases as Fahrenheit 9/11 and The Notebook. Television revenue increased $2.4 million to $14.4 million.

        Momentum revenue in the current period increased to $18.5 million from $15.5 million. This increase was mainly due to increases in video/DVD revenue. Video/DVD revenue increased $3.6 million to $16.4 million due to the successful release of The Football Factory.

        Aurum contributed $11.7 million in revenue for the quarter. Theatrical revenue benefited from strong sales of Mindhunters and video revenue benefited from the continuing sales of The Lord of the Rings: The Return of the King. Television sales included The Lord of the Rings: The Two Towers, John Q and My Big Fat Greek Wedding.

(1)
Management does not focus on direct profit or EBITDA using the above distinction as the cost of the underlying asset, the distribution right, is not necessarily distringuished between the theatrical, video/DVD and television distribution channels.

        Cinema revenue increased $0.9 million to $4.4 million. This increase was due to a rise in admission prices and also viewer attendance levels.

        Revenue increased $99.3 million or 37% in the nine months ended September 30, 2004 compared to the same period in the prior year. The May 2004 acquisition of Aurum contributed $32.9 million or 33% to this favourable variance with the remaining increase due primarily to the strong performance of Domestic Distribution and Momentum. Domestic Distribution revenue increased by $49.3 million to $256.4 million when compared to the prior year period. This increase was primarily due to strong video/DVD sales reflecting the video/DVD release of several successful pictures including Lord of the Rings: The Return of the King, Spy Kids 3D,Lost in Translation, 21 Grams, Kill Bill: Volume I, Scary Movie 3, Cold Mountain, Texas Chainsaw Massacre, The Butterfly Effect and Bad Santa. Additionally, theatrical revenue increased by $4.2 million to $58.0 million due to the successful releases of The Butterfly Effect, Kill Bill Volume 2, Fahrenheit 9/11, The Notebook and The Punisher. Momentum revenue increased by $16.0 million to $64.4 million when compared to the prior year period. This increase was largely due to a $7.4 million increase in theatrical revenue, which benefited from the successful release of Lost in Translation, which has become Momentum's highest grossing film at the box office, and the strong performance of Eternal Sunshine of the Spotless Mind. Additionally, Momentum's video/DVD revenue also increased by $7.8 million as the current nine-month period also benefited from the release of Lost in Translation and The Football Factory on video/DVD and the re-release of Reservoir Dogs.

        Direct profit is defined as revenue less direct operating expenses, which includes those expenses that are directly attributable to the cost of the product generating the revenue streams. For Domestic Distribution, Momentum and Aurum, these costs include the amortization and write-off, if applicable, of investment in film and television programs and direct print and advertising ("P&A") costs incurred to earn revenue. For Cinemas, these costs include the costs of acquiring a film for exhibition, advertising and concession costs.

        Direct profit was $24.2 million for the quarter ended September 30, 2004 compared to $25.2 million for the quarter ended September 30, 2003 representing a decrease of $1.0 million or 4%. The May 2004 acquisition of Aurum offset the decrease in direct profit as it contributed $2.4 million to direct profit, while the remaining decrease is due to decreases in Domestic Distribution and Momentum, which were partially offset by an increase in Cinemas. The decrease in Domestic Distribution's direct profit was due to the decrease in revenue as previously discussed. Momentum's direct profit declined due to the poor theatrical performance of Complete Female Stage Beauty and Wicker Park and the delay in the video release of Eternal Sunshine of the Spotless Mind.

        Direct margin remained stable at 21% in the three-month period ended September 30, 2004, which is consistent with the prior year. The consistent direct margin was the result of the decrease in Momentum's direct operating margin, which was offset by Aurum's contribution to direct margin. Additionally, Domestic Distribution's direct margin increased which reflects the weighting of revenue from The Lord of the Rings: Two Towers in the prior year's quarter at lower margins.

        Direct profit was $72.1 million for the nine months ended September 30, 2004 compared to $53.6 million for the nine months ended September 30, 2003 representing an increase of $18.5 million or 34.5%. The May 2004 acquisition of Aurum contributed $4.6 million or 25% to this favourable variance with the remaining increase due to increases in Domestic Distribution and Cinemas, which were partially offset by a decrease in Momentum. The increase in Domestic Distribution and Cinemas direct profit was due to increases in revenue as previously discussed. Momentum's direct profit declined due to the poor theatrical performance of The People I Know, which necessitated a write-down of the title to its fair value and the poor theatrical performances of the Complete Female Stage Beauty and Wicker Park.

        Direct margin remained stable at 20% in the nine-month period ended September 30, 2004, which is consistent with the prior year.

        Operating expenses increased by $0.9 million to $7.3 million. The increase is related to increased public company costs since the sale of 49% of Motion Picture Distribution's operations to Movie Distribution Income Fund.

        Operating expenses during the nine months ended September 30, 2004 increased by $2.2 million to $19.3 million. This increase is attributable to an increase in and timing of general expenses incurred within the period as well as the aforementioned public company costs.

        The above factors contributed to a decrease of 10% and an increase of 45%, respectively in EBITDA in the three and nine months ended September 30, 2004.

Entertainment

        Entertainment co-owns and co-produces the highly successful CSI franchise, acquires and distributes television programs to Canadian, American and international broadcasters, home video distributors, and sub-distributors, and produces in-house productions that align with the content needs of Broadcasting.

        Over the past five years the Company has significantly reduced capital-intensive production activities, as the international market for the type of production the Company has traditionally produced has changed fundamentally. In fiscal 1999, the Company delivered over 325 hours of prime-time drama production, none of which were part of the CSI franchise. In the nine month period ended September 30, 2004, the Company reduced prime-time drama production to just 49.5 hours, 63% of which were part of the CSI franchise. The decline in revenues in Entertainment is consistent with this strategy.

        The Company's Entertainment business is focused on (i) maximizing the value of the CSI franchise; and (ii) exploiting its library of programming rights worldwide.

  i.
  Maximize value of CSI franchise.    The CSI franchise, including CSI: Crime Scene Investigation, CSI: Miami and CSI: NY, is a 50/50 co-owned and co-production joint venture with CBS Productions, a subsidiary of Viacom Inc. Alliance Atlantis receives a 50% share of worldwide profits from all CSI properties in all media formats (after payment of third party participations including residuals and royalties), in perpetuity. Key revenue sources include U.S. network first window license fees, U.S. second window cablecast/weekday syndication, U.S. weekend syndication, international first window, international second window, worldwide home video/DVD, and worldwide merchandising and licensing.

  ii.
  License and re-license international library of program rights worldwide.    The Company continues to license its library of approximately 1,000 titles representing approximately 5,000 hours of programming rights. These rights are typically licensed in "bulk" deals to broadcasters and sub-distributors worldwide.

        As discussed in note 6 to the Company's consolidated financial statements, in the face of the continued weakened international demand for prime-time dramatic programming the Company conducted an extensive review of our Entertainment operations and took decisive action in December 2003 to restructure the Entertainment segment. Under the restructuring plan, Entertainment materially reduced the size and scope of its production business by eliminating entire categories of production such as new prime-time drama series (with the exception of the CSI franchise), movies-of-the-week and miniseries and in-house feature films. This step has enabled the Company to significantly reduce staffing levels and to close certain production-related offices. The total impact of the restructuring on the Company's pre-tax earnings for the nine-month period ended December 31, 2003 was $223.7 million. With the restructuring substantially completed, the Company incurred a total of $3.9 million of additional pre-tax charges related to the restructuring in the current fiscal year.

        As part of Entertainment's restructuring plan, a decision was made to sell the Company's post-production businesses as they were no longer considered strategically important to the Company following the curtailment of production activities. Accordingly, the previously reported results of operations and financial position for these businesses have been reported as discontinued operations (see note 12 to the Company's consolidated financial statements).

        Following the significant review that was announced in December 2003, Entertainment is now primarily an international distributor of television content with limited involvement in the creation of content. The Company continues to sell titles from its catalogue, which contains 1,000 titles and 5,000 hours, including CSI, from its international television distribution operation.

        The growth in Entertainment is expected to predominantly relate to the CSI franchise. The Company and CBS Productions recently began producing episodes of a spin-off to the CSI franchise, CSI: NY. CBS network has begun airing CSI: NY on Wednesday nights during the 2004/2005 broadcast year starting September 22, 2004. Currently, the Company has licensed international broadcast rights, outside of the United States, to both the original CSI: Crime Scene Investigation and its spin-off CSI: Miami to more than 150 territories around the world, sharing worldwide revenues on a 50/50 basis with CBS Productions after certain distribution fees, marketing/distribution expenses, production costs and third-party profit participations. The Company has already secured international license agreements for CSI:NY in Australia, France, Germany, Spain and the U.K.

        Entertainment generates revenue from the production and distribution of the CSI franchise domestically and internationally, the distribution of previously produced and acquired television programming and from the licensing of internally produced factual and kids programming. Additionally, it also markets the library of drama that was produced and acquired over the years.

Results of Operations

        The following table presents a summary of Entertainment operations for the three months and nine months ended September 30, 2004 and 2003 (in millions of Canadian dollars):

	2004	2003	$ Increase	% Increase
			(decrease)	(decrease)
Three months ended September 30,
Revenue	45.5	42.7	2.8	6.6
Direct operating costs	20.7	29.2	(8.5)	(29.1)
Direct profit	24.8	13.5	11.3	83.7
Operating expenses	7.8	5.4	2.4	44.4
Earnings before undernoted (EBITDA)	17.0	8.1	8.9	109.9

Nine months ended September 30,
Revenue	154.7	181.5	(26.8)	(14.8)
Direct operating costs	107.6	158.8	(51.2)	(32.2)
Direct profit	47.1	22.7	24.4	107.5
Operating Expenses	19.1	18.1	1.0	5.5
Earnings before undernoted (EBITDA)	28.0	4.6	23.4	508.7

        The current quarter increase in revenue over the prior year is due to an increase in CSI revenues over the prior year's quarter of $25.1 million, or 133% mainly as a result of increased international sales. Offsetting this increase in CSI revenues is a decrease in other revenues. In the prior year's quarter, there were 20 hours of television deliveries compared to no television movies and 0.5 hour in the current quarter.

        The decrease in the year to date period over prior year is due primarily to the Company's previously articulated strategy of reducing prime time drama production. This decrease was partially offset by increasing CSI revenues. In the nine months ended September 30, 2004, CSI revenues increased $15.8 million or 17% while other revenues decreased by $42.6 million or 50%. The decrease in non-CSI stems from a variety of factors including the delivery of fewer television series and movies and factual programming in the nine months ended September 30, 2004 compared to the prior year's period. Also contributing to this decrease is the adoption of a change in accounting policy with respect to government financing and assistance, which was applied prospectively commencing January 1, 2004. The recognition of government financing and assistance changed from revenue to a reduction of the related production costs. The impact of this change in accounting policy was a reduction in revenue of $1.9 million and $12.2 million for the three months and nine months ended September 30, 2004, respectively. (See note 17 of the Company's consolidated financial statements).

        Revenue from the CSI franchise accounted for 96% of Entertainment's revenue for the quarter ended September 30, 2004 compared to 44% for the prior year's quarter. The CSI franchise accounted for $22.6 million of Entertainment's direct profit in the quarter ended September 30, 2004 compared to $7.1 million in the same period in the prior year. For the nine months ended September 30, 2004, revenue from the CSI franchise accounted for 72% of Entertainment's revenue compared to 53% for the equivalent period in the prior year. The CSI franchise accounted for $33.9 million of Entertainment's direct profit in the nine months ended September 30, 2004 compared to $37.2 million in the same period in the prior year.

        The following table shows the Company's Entertainment production deliveries for the three months and nine months ended September 30, 2004 and 2003.

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Production Deliveries
Motion Pictures (number of films)	—	1.0	1.0	1.0
Television hours:
CSI Vegas/Miami	5.0	4.0	31.0	29.5
Drama	0.5	13.0	9.0	24.5
Movies	—	—	—	4.5
Kids	—	7.0	9.5	8.5
	5.5	24.0	49.5	67.0
Factual	1.0	21.0	31.0	64.0

        Entertainment direct margin for the quarter ended September 30, 2004 includes a 51.5% margin on CSI revenues compared to 37.8% margin on CSI revenues in the prior year's quarter. Entertainment direct margin for the nine months ended September 30, 2004 includes a 30.4% margin on CSI revenues compared to 38.8% margin on CSI revenues in the prior year period. This decline is partially due to the timing of international sales.

        During the nine months ended September 30, 2004, the Company recorded a significant reduction in its investment in film and television programs, representing a reimbursement of production costs to be received over time. As a result of this reduction, future sales will generate higher margins.

        The increase in Entertainment operating expenses in the quarter and year to date period is primarily due to additional provision for doubtful accounts as well as higher professional fees incurred in connection with the entertainment restructuring and review.

        The above contributed to a 110% and 509% increase in EBITDA for the quarter and nine months ended September 30, 2004 over the comparable period in the prior year.

Other

        Other is primarily a corporate services group providing support to the operating segments for information technology, finance, internal audit, legal, investor relations and other corporate services. The Other Group also holds corporate investments, which generate small revenue streams as well as corporate activities that are being wound down.

        Operating expenses in Other were $9.0 million and $23.2 million in the quarter and year to date period ended September 30, 2004 compared to $16.4 million and $30.0 million in the similar quarter and year to date period in the prior year. Prior year operating costs included a one-time lease abandonment charge of $8.3 million. After considering the lease abandonment charge, operating expenses increased slightly as a result of a significant increase in the Company's stock based compensation costs, as well as increased professional fees as a result of the Company's efforts to become Sarbanes Oxley compliant.

Other Statement of Earnings (Loss) Items

        Amortization    Amortization includes development costs charges, amortization of property and equipment, and amortization of other assets. Amortization was $4.6 million for the quarter ended September 30, 2004 compared to $7.4 million for the quarter ended September 30, 2003. For the nine months ended September 30, 2004, amortization decreased by $12.9 million to $16.5 million.    This decrease is mainly a result of a reduction in unamortized development costs as a result of the restructuring of our Entertainment operations as described in note 6 of the Company's consolidated financial statements. Also included in the prior year's amortization was a reduction of property and equipment of $1.0 related to the abandonment of one of the Company's offices. For the nine months ended September 30, 2004 $1.9 million of the amortization expense was expensed in connection with the Entertainment restructuring plan.

        Interest    Interest expense decreased $5.5 million to $15.6 million for the quarter ended September 30, 2004 compared to $21.1 million for the quarter ended September 30, 2003. For the nine months ended September 30, 2004, interest expense decreased $19.0 million to $46.3 million compared to $65.3 million for the nine months ended September 30, 2003. The decrease is largely the result of the Company's continued debt reduction efforts as well as a strengthening Canadian dollar relative to the US dollar, which reduces the interest expense on the Company's US$300.0 senior subordinated notes. Net indebtedness (indebtedness less cash and cash equivalents) decreased from $584.5 million at September 30, 2003 to $443.6 million at September 30, 2004, a reduction of $140.9 million. The impact on indebtedness of the $0.088 change in the value of the Canadian dollar was $26.5 million.

        The decrease in interest expense for the quarter ended September 30, 2004 compared to September 30, 2003 is comprised of a $3.3 million decrease in cash interest expenses and a $2.2 million decrease in non-cash interest charges. The decrease in interest expense for the nine months ended September 30, 2004 compared to the equivalent period in the prior year is comprised of a $15.4 million decrease in cash interest expenses and a $3.6 million decrease in non-cash interest charges. These non-cash interest charges include a decrease in the interest capitalized to investment in film and television programs, which is in line with the Company's strategy to significantly reduce capital intensive production activities, plus a decrease in amortized interest due to a change in accounting policy with respect to the amortization of interest previously capitalized, which was applied prospectively commencing January 1, 2004. The amortization is now recorded as direct operating expense rather than as interest expense. (See note 17 of the Company's consolidated financial statements). As a result of this change in accounting policy, the Company included $0.9 million in connection with the amortization of capitalized interest in direct operating expenses during the nine months ended September 30, 2004.

        For the quarter ended September 30, 2004, interest expense includes nominal amounts capitalized to investment in film and television programs compared to $2.1 million in the prior year's quarter. For the year to date period ended September 30, 2004, interest expense is net of amounts capitalized to investment in film and television programs of $1.5 million compared to $5.8 million in the equivalent period in the prior year. Interest expense for the quarter and year to date period ended September 30, 2004 does not include amortization of interest previously capitalized to investment in film and television programs due to a change in accounting policy described above. However, $2.8 million and $6.7 million was included in interest expense in the prior year's quarter and year to date period respectively for amortization of interest previously capitalized to investment in film and television programs.

        Deferred financing cost amortization totals $1.3 million for the quarter ended September 30, 2004 compared to $2.7 million in the prior year's quarter. Deferred financing cost amortization totals $3.8 million for the nine months ended September 30, 2004 compared to $5.4 million in the equivalent period of the prior year. This decrease is a result of a reduction in deferred financing fees in the prior year as a result of decreasing the borrowing capacity on the Company's senior revolving credit facility. The decrease was partially offset by the amortization of deferred financing fees on Distribution LP's credit facilities.

        Equity Losses in Affiliates    Equity losses in affiliates was nil for the quarter ended September 30, 2004 compared to the $0.1 million for the quarter ended September 30, 2003. For the nine months ended September 30, 2004, equity losses were $0.1 million compared to nil for the equivalent period in the prior year. Equity losses in affiliates include the Company's share of losses from its investments in two digital specialty television channels, One: The Body, Mind and Spirit Channel and Scream, and its investment in ExtendMedia Inc.

        Income Taxes    The income tax provision for the quarter ended September 30, 2004 increased by $2.7 million to $1.1 million compared to the quarter ended September 30, 2003. For the nine months ended September 30, 2004, income tax provision decreased $10.7 million to $2.5 million compared to $13.2 million in the equivalent period in the prior year. These variances are due to a higher proportion of income earned in lower income tax rate jurisdictions.

        Earnings (Loss) From Operations Before Undernoted And Discontinued Operations (Operating Earnings (Loss)) Operating earnings for the quarter ended September 30, 2004 was $8.5 million compared to an operating loss of $9.8 million for the quarter ended September 30, 2003. Net operating earnings for the quarter ended September 30, 2004 was $10.0 million, compared to a net operating loss of $8.9 million in the quarter ended September 30, 2003.

        On a per share diluted basis, net operating earnings was $0.23 for the quarter ended September 30, 2004 compared to net operating loss per share of $0.21 in the comparable period in the prior year.

        Operating earnings for the nine months ended September 30, 2004 was $20.2 million compared to an operating loss of $49.9 million for the nine months ended September 30, 2003. Net operating earnings for the nine months ended September 30, 2004 was $19.7 million, compared to a net operating loss of $51.9 million in the nine months ended September 30, 2003.

        On a per share diluted basis, net operating earnings was $0.45 for the nine months ended September 30, 2004 compared to net operating loss per share of $1.22 in the comparable period in the prior year.

        Adjusted Operating Earnings (Loss)    As defined on page 24, adjusted operating earnings for the quarter ended September 30, 2004 was $8.8 million compared to $9.8 million of adjusted operating loss in the prior year's quarter. Adjusted net operating earnings for the quarter ended September 30, 2004 was $10.2 million, compared to adjusted net operating loss of $8.9 million in the prior year's quarter. Adjusted operating earnings excludes $0.3 million of charges included in operating expenses related to the Entertainment restructuring (see note 6 to the Company's consolidated financial statements) for the three months ended September 30, 2004.

        On a per share diluted basis, adjusted net operating earnings was $0.23 for the quarter ended September 30, 2004 compared to adjusted net operating loss per share of $0.21 in the comparable period in the prior year.

        Adjusted operating earnings for the nine months ended September 30, 2004 was $23.4 million compared to $49.9 million of adjusted operating loss in the prior year's period. Adjusted net operating earnings for the nine months ended September 30, 2004 was $21.7 million, compared to adjusted net operating loss of $51.9 million in the prior year's period. Adjusted operating earnings excludes $1.3 million and $1.9 million of charges included in operating expenses and amortization, respectively related to the Entertainment restructuring (see note 6 to the Company's consolidated financial statements) for the nine months ended September 30, 2004.

        On a per share diluted basis, adjusted net operating earnings was $0.50 for the nine months ended September 30, 2004 compared to adjusted net operating loss per share of $1.22 in the comparable period in the prior year.

        Net Investment Gains (Loss) Investment gains for the quarter ended September 30, 2004 include $0.6 million relating to a mark to market adjustment on one of the Company's investments. The Company also recorded a loss of $0.6 as a result of a settlement with respect to warrants the Company held. For the nine months ended September 30, 2004, investment gains include $1.2 million relating to a mark to market adjustment on one of the Company's investments and is offset by $0.2 million of losses incurred on the disposal of assets and the $0.6 million loss on the warrants noted above.

        Unusual Items    There were no unusual items for the quarter and nine months ended September 30, 2004, compared to $1.3 and $5.2 million for the quarter and nine months ended September 30, 2003, respectively. $1.3 million relates to a final production financing non-fulfillment payment made in July 2004. Also included in the prior period year to date period is $3.9 million of severance and professional fees related to the elimination of 33 full-time positions in Entertainment announced in March 2003.

        Net Earnings (Loss) The net earnings for the quarter ended September 30, 2004 was $18.9 million compared to the net loss of $10.8 million for the quarter ended September 30, 2003. On a basic and diluted basis, net earnings per share were $0.44 and $0.43, respectively for the quarter ended September 30, 2004 compared to a basic and diluted net loss per share of $0.25 for the quarter ended September 30, 2003.

        The net earnings for the nine months ended September 30, 2004 was $20.1 million compared to the net loss of $30.4 million for the nine months ended September 30, 2003. On a basic and diluted basis, net earnings per share was $0.47 and $0.46 respectively for the nine months ended September 30, 2004 compared to net loss per share of $0.71 for the nine months ended September 30, 2003.

Liquidity and Capital Resources

Current and Short Term Liquidity

        The nature of our business is such that significant expenditures are required to produce and acquire television programs and motion pictures in advance of revenue generation from these programs and motion pictures, which is earned over an extended period of time after their completion or acquisition. As well, launching new specialty television channels is initially capital intensive. This results in significant working capital requirements. The Company has historically financed its working capital requirements through a combination of cash flow from operations, the use of revolving credit facilities, and the issuance of debt.

        Working capital, comprising cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, income taxes payable and deferred revenue, net of our senior revolving credit facility and the current portion of term loans, was a deficiency of $241.6 million at September 30, 2004 compared to a deficiency of $467.4 million at September 30, 2003, representing an improvement of $225.8 million. The most significant contributors to the improvement in the Company's working capital are the increase in accounts receivable caused by the increase in revenue, the decrease in the senior revolving credit facility and the increase in cash flow from operations.

        The Company's operating cash flow (see note on non-GAAP measures on page 24 for the definition and calculation of operating cash flow) for the quarter ended September 30, 2004 was an inflow of $7.8 million compared to an outflow of $12.5 million for the quarter ended September 30, 2003, representing an increase of $20.3 million. Operating cash flow for the nine months ended September 30, 2004 was an inflow of $36.5 million compared to an outflow of $84.3 million in the prior year nine-month period, representing an increase of $120.8 million. These variances are due to an increase in operational earnings and a net reduction in investment in film and reflect the Company's previously articulated strategy to significantly reduce its capital-intensive production activities. In the quarter ended September 30, 2004, the Company reduced prime time drama production to just 5.5 hours, 91% of which were part of the CSI franchise. This compares to 24.0 hours in the prior year's quarter, and 26.5 hours in the quarter ended two years prior. Management expects that the level of non-CSI production hours will continue to decline throughout the year.

        The Company's free cash flow (see note on non-GAAP measures on page 24 for the definition and calculation of free cash flow) for the quarter ended September 30, 2004 was an inflow of $55.8 million compared to an outflow of $1.6 million for the quarter ended September 30, 2003, representing an increase of $57.4 million. Free cash flow for the nine months ended September 30, 2004 was an outflow of $55.8 million compared to an outflow of $38.7 million, representing a decrease of $17.1 million. Free cash flow for the three months and nine months ended September 30, 2004 was positively affected by an increase in operating earnings and a net reduction in the investment in film account, and adversely affected by an increase in non-cash operating balances and the acquisition of Aurum. The increase in non-cash operating balances was mainly due to an increase in accounts receivable, which was caused by increased revenue, and other long-term receivables.

        Any deficiencies in the Company's operating or free cash flow are typically funded by the Company's US$300.0 million senior revolving credit facility or by debt or equity issuances.

        As previously mentioned, the Company's net debt, which comprises the senior revolving credit facility, term loans and senior subordinated notes, net of cash and cash equivalents, decreased over the prior year by $140.9 million, from $584.5 million at September 30, 2003 to $443.6 million at September 30, 2004, primarily as a result of monetizing 49.0% of the value of the Company's Motion Picture Distribution assets. Excluding the impact of a change in the U.S. dollar exchange rate, the Company's total debt decreased by $114.4 million since September 30, 2003. This decrease is consistent with the Company's strategy of debt reduction and will continue throughout Calendar 2004. The Company expects to fund its debt reduction program through cash flows from operations and through operating cash flow, driven in part by the continued ratings success of CSI.

        The Company completed an initial public offering for units of the Movie Distribution Income Fund on October 15, 2003. The Company received gross proceeds of $254.0 million on the closing of the offering from the sale of a 49% interest in our motion picture distribution business. As planned, these funds have been used to significantly pay down the Company's debt in the current quarter. The Company continues to consolidate the operations of Distribution LP into the Company's results. Even though a $50.0 million term loan that has been secured by Distribution LP is non-recourse to the Company, it is included in the Company's reported consolidated total indebtedness.

        In addition, the Fund's 49.0% interest in Distribution LP entitles it to at least 49.0% of the cash distributions of Distribution LP. Accordingly, the Company's future cash flows will be impacted by the expected monthly distributions to holders of LP Units. These distributions will be funded through cash flows from operations.

        Commitments    As a result of the acquisition of Aurum in May 2004, the Company's future cash flow commitments have increased by $24.2 million. Cash flow commitments for future film purchases that entitle Motion Picture Distribution to future distribution rights have increased by approximately $22.9 million, and operating lease commitments have increased by $1.3 million. The commitments for future film purchases are payable over the next two years and the commitments for operating leases are payable over next four years.

        There have been no other significant changes in the nature or value of commitments since December 31, 2003. Refer to Management's Discussion and Analysis in the Company's fiscal 2004 Annual Report for further details of the Company's commitments.

Capital Resources

        As more fully described in a press release dated October 19, 2004, Alliance Atlantis announced plans to refinance its debt capital structure, and obtained an underwritten financing commitment for new credit facilities from Merrill Lynch & Co., Royal Bank of Canada and Toronto Dominion Bank (as the joint lead arrangers and joint book runners). On closing and subsequent funding, which is currently scheduled for December 2004, the proceeds from the facilities will be used to redeem US$300 million of its outstanding 13% Senior Subordinated Notes due 2009 and to refinance any outstanding balance on the Company's existing C$300 million revolving credit facility. When completed, it is expected that the annual interest savings from this comprehensive refinancing initiative will be substantial.

        Senior Revolving Credit Facility    As at September 30, 2004, the senior revolving credit facility provided up to $300.0 million in available committed credit bearing interest at rates ranging from the Bankers' Acceptance rate and LIBOR plus 0.75% to plus 3.0%, and the Canadian prime rate and the US base rate plus up to 1.75%. The facility is due in full in January 2006. As at September 30, 2004, the Company had unused credit facilities aggregating $247.2 million compared to $177.4 million as at September 30, 2003 including the outstanding letters of credit of $18.8 million (September 30, 2003 — $69.8 million).

        On October 15, 2003, as part of the creation of the Movie Distribution Income Fund, Distribution LP negotiated a revolving credit facility which provided up to $25.0 in borrowings bearing interest at rates ranging from the Canadian prime rate and the US base rate plus 1.0% to 2.0% and the Banker's Acceptance rate and LIBOR plus 2.0% to 3.0%. The facility was a 364-day facility that could have been extended for a further 364 days upon request. If the facility was not extended it was deemed converted to a non-revolving credit facility and any outstanding advances would have been converted to a term loan maturing 365 days after the revolving credit facility maturity date of October 13, 2004. On September 13, 2004, the facility was extended for a further 364 days with a maturity date of October 11, 2005.

        In May 2004, Distribution LP amended and restated its credit agreement. The amended facility authorizes $25.0 million additional credit and the term loan was modified resulting in $25.0 million of the term loan balance being transferred to the new revolving term credit facility as described below. The new facility bears interest at the same interest rates as the initial term loan and matures October 15, 2006.

        As at September 30, 2004, none of the revolving credit facility and $5.0 million of the revolving term facility have been drawn and Distribution LP had unused credit facilities aggregating $70.0 million.

        Senior Subordinated Notes    The Company has outstanding an aggregate of US$300.0 million senior subordinated notes bearing interest at 13% per year that mature on December 15, 2009. At any time on or after December 15, 2004 the Company may redeem all or a portion of the notes at specified redemption prices plus accrued interest to the date of redemption.

        As previously noted, the Company plans to redeem these notes in full during Calendar 2004.

        Term Loans    Term loans include various industry loans, obligations under capital lease and a non-revolving term facility held by Distribution LP. In May 2004, Distribution LP's term loan was modified resulting in $25.0 million of the term loan balance being transferred to the new revolving term credit facility. At September 30, 2004, the $50.0 million non-revolving term facility held by Distribution LP was fully drawn.

        Capital Expenditures As at September 30, 2004 the Company had no firm capital expenditure commitments. The Company's capital expenditure budget for Calendar 2004 will be funded primarily from cash flow from operations.

Long Term Liquidity

        Since the first quarter of fiscal 2002, the Company reduced its net debt from a peak of $729.7 million to $443.6 million on September 30, 2004. With a continued keen focus on generating free cash flow, the Company expects that debt reduction will continue to accelerate. The Company plans to refinance our existing 13% senior subordinated notes within Calendar 2004 and as a result interest expense will decline significantly in the future.

        In order to achieve the Company's long-term growth strategy, which may involve the launch of additional specialty television channels and Distribution LP's expansion into continental Europe, additional sources of capital may be required. With the successful initial public offering of units in Movie Distribution Income Fund completed on October 15, 2003, the Company was able to accelerate debt reduction efforts, and gain a partner to help finance future growth opportunities. Additionally, the Company has historically been successful in securing a committed five-year senior revolving credit facility, and in raising debt and equity capital in the Canadian and U.S. markets. As in prior years, the Company was able to raise funds through increased borrowings under its senior credit facilities and through the issuance of Ordinary LP Units to finance the acquisition of Aurum during the current year.

        Management believe that the availability of the current committed, or a renewed, senior revolving credit facility, the operating facility, capital base and earnings from operations will be sufficient to fund the Company's operations and commitments for the foreseeable future, although there can be no assurance in this regard.

Related Party Transactions

        There have been no significant changes in the nature or value of related party transactions since December 31, 2003. Refer to Management's Discussion and Analysis in the Company's fiscal 2004 Annual Report for further details of related party transactions.

Outstanding Shares

        The Company is authorized to issue an unlimited number of Class A Voting Shares and Class B Non-Voting Shares. At November 12, 2004 the Company had 2,845,071 Class A Voting Shares and 40,341,414 Class B Non-Voting Shares outstanding compared to 2,845,071 Class A Voting Shares and 40,316,914 Class B Non-Voting Shares outstanding as at September 30, 2004. The Class A Voting Shares and the Class B Non-Voting Shares have identical attributes except that the Class B Non-Voting Shares are non-voting and each of the Class A Voting Shares is convertible at any time at the holder's option into one fully paid and non-assessable Class B Non-Voting Share. The Class B Non-Voting Shares may be converted into Class A Voting only in certain circumstances.

Off Balance Sheet Arrangements

        There have been no significant changes in the Company's off balance sheet arrangements since December 31, 2003. Refer to Management's Discussion and Analysis in the Company's fiscal 2004 Annual Report.

Market Risk

        The Company is exposed to market risk related to interest rates and foreign exchange rates. The Company is authorized to enter into currency conversion and interest rate conversion agreements to modify the exposure to these risks, however, the Company does not engage in any speculative trading program.

        Foreign Exchange Risk    A significant portion of our revenue and expenses are in currencies other than Canadian dollars and, therefore, are subject to fluctuations in exchange rates. Approximately 33% of our revenues for the nine months ended September 30, 2004 were derived from our foreign customers, a significant portion of which was denominated in U.S. dollars. Exchange rates may vary substantially and have an adverse impact on our results of operations, prospects or financial condition. The exposure to this foreign exchange risk has been mitigated by the Company's U.S. dollar denominated senior subordinated notes and expenditures on certain film and television programs. As at September 30, 2004, there was one foreign exchange forward contracts outstanding. The amount of the mark to market adjustment was nominal.

        Interest Rate Risk    The Company is exposed to interest rate risk arising from fluctuations in interest rates on its drawings under its senior revolving credit facility. The exposure to floating rate debt has been mitigated by the Company's fixed rate senior subordinated notes. As at September 30, 2004, there were no interest rate conversion agreements outstanding.

        Credit Risk    Credit risk on the Company's accounts receivable is controlled as a significant portion is due from the Canadian federal government and other government agencies in addition to there being a wide variety of customers, markets and geographic areas to which the Company sells.

        Portfolio Risk    The Company owns various warrants and exchange rights to purchase shares in publicly traded companies. These amounts are recorded in the financial statements at their market value. The market value of these rights may vary substantially and have an adverse impact on our results of operations, prospects or financial condition. During the nine months ended September 30, 2004 the Company recognized gains of $0.6 million in adjusting and marking these rights to market.

Critical Accounting Policies and Estimates

        There have been no significant changes in the Company's accounting policies and estimates since December 31, 2003. Refer to Management's Discussion and Analysis in the Company's fiscal 2004 Annual Report.

Accounting Changes and Recent Accounting Pronouncements

        Refer to Management's Discussion and Analysis in the Company's fiscal 2004 Annual Report.

        On January 1, 2004, the Company adopted the recommendations of the new CICA Handbook Section 1100, "Generally Accepted Accounting Principles", on a prospective basis. The section mandates a new approach in determining the appropriate treatment for transactions for which the accounting is not specifically addressed in the Handbook. Effectively, it requires an enterprise to decide the treatment of a transaction by carefully considering analogous situations in the Handbook, basic financial statement concepts and, if appropriate, other relevant authoritative literature. As a result of the new Section, the Company will no longer use historical industry practice as its primary source of authority, and accordingly adopted the following changes:

(1)
The recognition of government financing and assistance changed from revenue to a reduction of the related production costs. The impact in the three months ended September 30, 2004 is a reduction in revenue of $1.9 million, a reduction of direct operating expenses of $1.9 million and a nominal reduction of direct profit. The impact in the nine months ended September 30, 2004 is a reduction in revenue of $12.2 million, a reduction of direct operating expenses of $11.8 million and a reduction of direct profit of $0.4 million.

(2)
The amortization of interest previously capitalized of $0.3 million and $0.9 million for the three months and nine months ended September 30, 2004 has been recorded as a direct operating expense rather than as interest expense.

        The Company applied these changes prospectively commencing January 1, 2004.

Financial Instruments

        There have been no significant changes in the Company's financial arrangements since December 31, 2003. Refer to the Management's Discussion and Analysis in the Company's fiscal 2004 Annual Report.

Industry Risk and Uncertainties

        There have been no significant changes in industry risks and uncertainties since December 31, 2003. Refer to Management's Discussion and Analysis in the Company's fiscal 2004 Annual Report.

Use of Non-GAAP Financial Measures

        In addition to the results reported in accordance with Canadian GAAP, the Company uses various non-GAAP financial measures, which are not recognized under Canadian or United States GAAP as supplemental indicators of our operating performance and financial position. These non-GAAP financial measures are provided to enhance the user's understanding of our historical and current financial performance and our prospects for the future. Management believes that these measures provide useful information in that they exclude amounts that are not indicative of our core operating results and ongoing operations and provide a more consistent basis for comparison between years. The following discussion defines the measures that the Company uses and explains why management believes they are useful measures of performance:

        Earnings before undernoted (EBITDA) and direct profit    The Company uses EBITDA and direct profit to measure operating performance. EBITDA, calculated using figures determined in accordance with Canadian GAAP, is defined as earnings before undernoted, which are earnings before amortization, unusual items, interest, equity losses in affiliates, minority interest, investment gains and losses, foreign exchange gains and losses, income taxes and discontinued operations, net of tax. Direct profit is defined as revenue less direct operating expenses, as defined in note 13 to the Company's consolidated financial statements.

        Operating earnings (losses) and net operating earnings (losses)    Operating earnings (losses) has been defined as earnings (loss) from operations before undernoted and discontinued operations, which are earnings before investment gains and losses, foreign exchange gains and losses, income taxes and discontinued operations, net of tax. Net operating earnings (losses) is defined as operating earnings (losses), net of an applicable portion of income tax.

        Adjusted EBITDA, adjusted operating earnings (losses), and adjusted net operating earnings (losses) Earnings (loss) before undernoted and earnings (loss) from operations before undernoted and discontinued operations include cash and non-cash items that relate to restructuring activities in Entertainment. Management does not expect to undertake restructuring activities of a similar magnitude or nature in the imminent future and therefore believes that the impact of these activities and their associated charges should be eliminated when evaluating the current operating performance of the Company. For this reason, management has also used adjusted EBITDA, adjusted operating earnings, and adjusted net operating earnings to evaluate the performance of the business. Adjusted EBITDA has been defined as EBITDA less cash and non-cash restructuring items included in earnings (loss) before undernoted, adjusted operating earnings (loss) has been defined as operating earnings (loss) less cash and non-cash restructuring items included in earnings (loss) from operations before undernoted, and adjusted net operating earnings has been defined as adjusted operating earnings (loss), net of an applicable portion of income tax.

        Operating cash flow and free cash flow Operating cash flow is defined as cash and cash equivalents provided by (used in) operating activities, excluding the net changes in other non-cash balances related to operations, less investments in property and equipment. Free cash flow is defined as the total of cash and cash equivalents provided by (used in) operating activities and provided by (used in) investing activities. Operating cash flow and free cash flow are measures used by the Company to measure its operating performance. Management uses operating cash flow and free cash flow to assess the Company's ability to satisfy working capital needs, repay debt and fund capital expenditures and acquisitions. These non-GAAP financial measures are provided to give users and investors a better understanding of the Company's cash flow from normal or operational business activities.

        While many in the financial community consider these non-GAAP financial measures to be important measures of operating performance, they should be considered in addition to, but not as a substitute for, net earnings (loss) from operations before discontinued operations, net earnings, cash flow and other measures of financial performance prepared in accordance with Canadian GAAP which are presented in the attached unaudited consolidated financial statements. In addition, these and related measures do not have any standardized meaning prescribed by Canadian GAAP and, therefore, are unlikely to be comparable with the calculation of similar measures used by other companies. EBITDA, direct profit, operating earnings (losses), net operating earnings (losses), adjusted EBITDA, adjusted operating earnings (losses) and adjusted net operating earnings (losses) have been reconciled to their related Canadian GAAP measures on page 26. Operating cash flow and free cash flow have been reconciled to their related Canadian GAAP measures on page 27.

        The following table presents a reconciliation of net earnings (loss), as reported under Canadian GAAP, to EBITDA, direct profit (loss), operating earnings (loss), net operating earnings (loss), adjusted EBITDA, adjusted operating earnings (loss), and net adjusted operating earnings (loss) for the three months and nine months ended September 30, 2004 and 2003 (in millions of Canadian dollars):

	For the three months ended September 30,		For the nine months ended September 30,
	2004	2003	2004	2003
Net earnings (loss) for the year, as reported under Canadian GAAP	18.9	(10.8)	20.1	(30.4)
Add: Discontinued operations, net of tax	—	(0.6)	(4.6)	(1.2)
Provision for (recovery of) income taxes	1.1	(1.6)	2.5	13.2
Foreign exchange (gains) losses	(11.5)	2.0	(6.6)	(46.0)
Investment losses (gains), net	—	—	(0.4)	12.1
Earnings (loss) from operations before undernoted and discontinued operations (operating earnings (loss))	8.5	(9.8)	20.2	(49.9)
Add: Minority interest	8.1	0.5	25.6	2.9
Equity losses in affiliates	—	0.1	0.1	—
Interest	15.6	21.1	46.3	65.3
Unusual items	—	1.3	—	5.2
Amortization, including development costs charges	4.6	7.4	16.5	29.4
EBITDA	36.8	20.6	108.7	52.9

EBITDA	36.8	20.6	108.7	52.9
Add: Operating expenses	37.9	40.8	105.3	107.2
Direct profit	74.7	61.4	214.0	160.1

Operating earnings (loss)	8.5	(9.8)	20.2	(49.9)
Less: Provision for (recovery of) income taxes on operating earnings (loss)	(1.5)	(0.9)	0.5	2.0
Net operating earnings (loss)	10.0	(8.9)	19.7	(51.9)

Operating earnings (loss)	8.5	(9.8)	20.2	(49.9)
Add: Restructuring items in amortization, including development costs charges	—	—	1.9	—
Restructuring items included in operating expenses	0.3	—	1.3	—
Adjusted operating earnings (loss)	8.8	(9.8)	23.4	(49.9)

Adjusted operating earnings (loss)	8.8	(9.8)	23.4	(49.9)
Less: Provision for (recovery of) income taxes on adjusted operating earnings (loss)	(1.4)	(0.9)	1.7	2.0
Adjusted net operating earnings (loss)	10.2	(8.9)	21.7	(51.9)

EBITDA	36.8	20.6	108.7	52.9
Add: Restructuring items included in operating expenses	0.3	—	1.3	—
Adjusted EBITDA	37.1	20.6	110.0	52.9

        The following table presents a reconciliation of cash and cash equivalents provided by (used in) operating activities, as reported under Canadian GAAP, to operating cash flow and free cash flow for the three and nine months ended September 30, 2004 and 2003 (in millions of Canadian dollars):

	For the three months ended September 30,		For the nine months ended September 30,
	2004	2003	2004	2003
Cash and cash equivalents provided by (used in) operating activities, as reported under Canadian GAAP	58.4	(0.1)	(18.7)	(38.4)
Less: Net changes in other non-cash balances related to operations	(48.0)	(10.4)	59.2	(42.4)
Add: Investment in property and equipment	(2.6)	(2.0)	(4.0)	(3.5)

Operating cash flow	7.8	(12.5)	36.5	(84.3)

Cash and cash equivalents provided by (used in) operating activities, as reported under Canadian GAAP	58.4	(0.1)	(18.7)	(38.4)
Add: Cash and cash equivalents used in investing activities	(2.6)	(1.5)	(37.1)	(0.3)

Free cash flow	55.8	(1.6)	(55.8)	(38.7)

        Additional information relating to the Company, including the Annual Information Form, can be found on SEDAR at www.sedar.com.

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Alliance Atlantis Reports Third Quarter Results
Alliance Atlantis Communications Inc. Consolidated Balance Sheets (unaudited) (in millions of Canadian dollars)
Alliance Atlantis Communications Inc. Consolidated Statements of Earnings (Loss) For the periods ended September 30, 2004 and September 30, 2003 (unaudited) (in millions of Canadian dollars)
Alliance Atlantis Communications Inc. Consolidated Statements of Deficit For the periods ended September 30, 2004 and September 30, 2003 (unaudited) (in millions of Canadian dollars)
Alliance Atlantis Communications Inc. Consolidated Statements of Cash Flows For the periods ended September 30, 2004 and September 30, 2003 (unaudited) (in millions of Canadian dollars)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Alliance Atlantis Communications Inc. Supplemental Information For the periods ended September 30, 2004 and September 30, 2003 (unaudited)
Management's Discussion and Analysis of the Financial Condition and Results of Operations